UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 7, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Siemens Aktiengesellschaft

Berlin and Munich

Notice of Annual Shareholders’ Meeting 2013

Berlin and Munich, December 2012

To Our Shareholders:

NOTICE IS HEREBY GIVEN

that the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft (hereinafter “Siemens AG” or “Company”)

will be held on Wednesday, January 23, 2013 at 10:00 a.m. CET, at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, for the following purposes:

Agenda

1.	To receive and consider the adopted Annual Financial Statements of Siemens AG and the approved Consolidated Financial Statements, together with the Combined Management Report of Siemens AG and the Siemens Group, including the Explanatory Report on the information required pursuant to Section 289 (4) and (5) and Section 315 (4) of the German Commercial Code (HGB) as of September 30, 2012, as well as the Report of the Supervisory Board, the Corporate Governance Report, the Compensation Report, and the Compliance Report for fiscal year 2012

The materials referred to are available on our website at www.siemens.com/agm and may be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, Germany (entrance: Oskar-von-Miller-Ring 20, 80333 Munich), and Nonnendammallee 101, 13629 Berlin, Germany. Upon request, a copy of the materials will also be mailed to shareholders. In addition, the materials will be available and explained in more detail at the Annual Shareholders’ Meeting. In accordance with the applicable legal provisions, no resolution on Agenda Item 1 is proposed to be adopted, as the Supervisory Board has already approved the Annual Financial Statements and the Consolidated Financial Statements.

2.	To resolve on the appropriation of net income of Siemens AG to pay a dividend

The Supervisory Board and the Managing Board propose that the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2012 amounting to € 2,643,000,000.00 be appropriated as follows:

Distribution of a dividend of € 3.00 on each share of no par value entitled to the dividend for fiscal year 2012:	€2,528,249,010.00

Amount carried forward:	€114,750,990.00

The amounts of both the dividend distribution and the carryforward reflect the 842,749,670 shares of no par value that existed at the time of the Managing and Supervisory Boards’ proposal for appropriation of the net income and that are entitled to the dividend for fiscal year 2012. Should there be any change in the number of shares of no par value entitled to the dividend for fiscal year 2012 before the date of the Annual Shareholders’ Meeting, the above proposal will be amended accordingly and presented for resolution at the Annual Shareholders’ Meeting, with an unchanged dividend of € 3.00 on each share of no par value entitled to the dividend for fiscal year 2012 as well as a suitably amended carryforward.

3.	To ratify the acts of the members of the Managing Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Managing Board in fiscal year 2012 be ratified for that period.

4.	To ratify the acts of the members of the Supervisory Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Supervisory Board in fiscal year 2012 be ratified for that period.

5.	To resolve on the appointment of independent auditors for the audit of the Annual Financial Statements and the Consolidated Financial Statements and for the review of the Interim Financial Statements

On the basis of the Audit Committee’s recommendation, the Supervisory Board proposes that Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart,

a)	be appointed to serve as independent auditors of the Annual Financial Statements and the Consolidated Financial Statements for fiscal year 2013

and

b)	be appointed to review the Financial Statements and the Interim Group Management Report (Sections 37w, 37y of the German Securities Trading Act) for the first half of fiscal year 2013.

6.	To resolve on the election of new members to the Supervisory Board

Pursuant to Section 102 (1) of the German Stock Corporation Act (AktG) and Section 11 (2) of the Articles of Association of Siemens Aktiengesellschaft, the term of office of all shareholder representatives on the Supervisory Board will expire at the end of the Annual Shareholders’ Meeting on January 23, 2013, so that new elections are necessary.

Pursuant to Sections 96 (1) and 101 (1) of the German Stock Corporation Act (AktG) and pursuant to Section 7 (1) sentence 1 no. 3 of the German Co-determination Act (MitbestG), the Supervisory Board is composed of ten shareholder representatives and ten employee representatives.

The employee representatives on the Supervisory Board were elected on September 25, 2012 in accordance with the provisions of the German Co-determination Act (MitbestG); their election will enter into effect as from the end of the Annual Shareholders’ Meeting to be held on January 23, 2013.

When electing the shareholder representatives, the Annual Shareholders’ Meeting is not bound by election nominations. The following election nominations are based on the recommendation of the Nomination Committee of the Supervisory Board and take into account the targets for its composition resolved on September 19, 2012.

The Supervisory Board proposes that the persons listed below under lit. a) to j) be elected as shareholder representatives on the Supervisory Board with effect as from the end of the Annual Shareholders’ Meeting. The appointments are made for one term of office until the end of the Annual Shareholders’ Meeting that ratifies the acts of the members of the Managing and Supervisory Boards for the fourth fiscal year following the start of the term of office. The fiscal year in which the term of office begins is not counted.

a)	Dr. Josef Ackermann, Zurich, Switzerland,
Chairman of the Board of Directors of Zurich Insurance Group AG,

b)	Gerd von Brandenstein, Berlin,
Member of the Supervisory Boards of Siemens AG and degewo AG,

c)	Dr. Gerhard Cromme, Essen,
Chairman of the Supervisory Boards of Siemens AG and ThyssenKrupp AG,

d)	Michael Diekmann, Munich,
Chairman of the Board of Management of Allianz SE (CEO),

e)	Dr. Hans Michael Gaul, Düsseldorf,
Supervisory Board member,

f)	Prof. Dr. Peter Gruss, Munich,
President of the Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.,

g)	Dr. Nicola Leibinger-Kammüller, Gerlingen,
President and Chairwoman of TRUMPF GmbH + Co. KG,

h)	Gérard Mestrallet, Asnieres, France,
Chairman of the Board and Chief Executive Officer of GDF SUEZ S.A.,

i)	Güler Sabancı, Sariyer, Istanbul, Turkey,
Chairwoman and Managing Director of Hacı Ömer Sabancı Holding A.Ş.,

j)	Werner Wenning, Leverkusen,
Chairman of the Supervisory Boards of Bayer AG and E.ON AG.

It is intended to let the Annual Shareholders’ Meeting decide on the election of new members to the Supervisory Board by way of separate ballots.

Pursuant to Section 5.4.3 sentence 3 of the German Corporate Governance Code, attention is drawn to the following: If elected to the Supervisory Board, Dr. Gerhard Cromme is to be proposed as candidate for the position of Chairman of the Supervisory Board.

7.	To resolve on the approval of a settlement agreement with a former member of the Managing Board

On November 20/28, 2012, Siemens Aktiengesellschaft entered into a Settlement Agreement with Dr. Thomas Ganswindt, a former member of its Managing Board. The Company has asserted claims for damages against Dr. Ganswindt from and in connection with the acts of corruption that became known in 2006. This Settlement Agreement requires the approval by the Annual Shareholders’ Meeting to become effective. Further explanations can be found in the report of the Supervisory Board on Agenda Item 7.

The Supervisory Board and the Managing Board propose that the Settlement Agreement between Siemens Aktiengesellschaft and Dr. Thomas Ganswindt dated November 20/28, 2012 be approved.

The complete wording of the Settlement Agreement with Dr. Ganswindt is set out in the Annex to Agenda Item 7, which forms an integral part of this Notice of Annual Shareholders’ Meeting.

8.	To resolve on the approval of the Spin-off and Transfer Agreement between Siemens AG and OSRAM Licht AG, Munich, dated November 28, 2012

The Supervisory Board and the Managing Board propose that the Spin-off and Transfer Agreement between Siemens AG and OSRAM Licht AG, Munich, dated November 28, 2012, be approved.

On November 28, 2012, Siemens AG and OSRAM Licht AG have concluded a Spin-off and Transfer Agreement, notarized before the notary Dr. Tilman Götte with offices in Munich (Part B of Doc. No. 3595 G/2012). According to this Agreement, Siemens AG will transfer through spin-off all company shares in OSRAM Beteiligungen GmbH as a whole with all rights and duties to OSRAM Licht AG against the issuance of OSRAM Licht AG shares to the shareholders of Siemens AG (spin-off by way of reception pursuant to Section 123 (2) no. 1 German Transformation Act). OSRAM Beteiligungen GmbH holds 453.166.700 company shares in OSRAM GmbH, that is 80.5 % of the subscribed capital of OSRAM GmbH. The spin-off effective date is October 1, 2012, 0.00 hours.

The Spin-off and Transfer Agreement has the following wording:

Spin-off and Transfer Agreement

between

Siemens Aktiengesellschaft, Berlin and Munich,

– hereinafter also referred to as “Siemens AG” or the “Transferring Entity” –

as the transferring entity

and

OSRAM Licht AG, Munich,

– hereinafter also referred to as “OSRAM Licht AG” or the “Receiving Entity” –

as the receiving entity

– hereinafter referred to together as the “Parties” or individually as a “Party” –

I.

Introduction

0.1	Siemens AG with its registered offices in Berlin and Munich is registered with the register of companies at the district court (Amtsgericht) of Charlottenburg under registration number HRB 12300 B and with the register of companies at the district court (Amtsgericht) of Munich under registration number HRB 6684. The capital stock of Siemens AG at the time of conclusion of this Spin-off and Transfer Agreement amounts to € 2,643,000,000, divided into 881,000,000 shares of no par value (registered shares). Siemens AG holds 38,250,330 treasury shares at the time of conclusion of this Spin-off and Transfer Agreement.

0.2	OSRAM Licht AG with its registered office in Munich is registered with the register of companies at the district court (Amtsgericht) of Munich under registration number HRB 199675. The capital stock of OSRAM Licht AG at the time of conclusion of this Spin-off and Transfer Agreement amounts to € 50,000, divided into 50,000 shares of no par value (registered shares). The sole shareholder of OSRAM Licht AG is Siemens AG.

0.3	Siemens AG has decided to make its former division OSRAM independent and to list it on the stock exchange by way of a spin-off to OSRAM Licht AG. Siemens AG intends not to completely separate itself from its former OSRAM division in connection with the Spin-off and instead would like to remain participated as a shareholder in OSRAM Licht AG which will be listed on the stock exchange in the future.

0.4	The former OSRAM division is consolidated legally and organizationally under the roof of OSRAM GmbH. OSRAM GmbH has its registered office in Munich and is registered with the register of companies at the district court (Amtsgericht) of Munich under registration number HRB 201526 (hereinafter, “OSRAM GmbH”). The subscribed capital of OSRAM GmbH at the time of conclusion of this Spin-off and Transfer Agreement is € 562,940,000, divided into 562,940,000 company shares each with a nominal value of € 1. 19.5 % of the subscribed capital (109,773,300 company shares) will be held by Siemens AG when this Spin-off and Transfer Agreement is concluded. The remaining 80.5 % of the subscribed capital (453,166,700 company shares) will be held by OSRAM Beteiligungen GmbH which has its registered office in Munich and is registered with the register of companies at the district court (Amtsgericht) of Munich under registration number HRB 199970 (hereinafter, “OSRAM Beteiligungen GmbH”).

0.5	The subscribed capital of OSRAM Beteiligungen GmbH is € 25,100, divided into 25,100 company shares, each with a nominal value of € 1; it is solely held by Siemens AG. The 453,166,700 shares in OSRAM GmbH held by OSRAM Beteiligungen GmbH were contributed by Siemens AG to OSRAM Beteiligungen GmbH effective as of 1 October 2012 and are the sole asset of OSRAM Beteiligungen GmbH.

0.6

In order to create the part of the participation in OSRAM Licht AG remaining with Siemens AG, OSRAM Licht AG will increase its capital stock by € 20,364,433 from € 50,000 to € 20,414,433 by issuing 20,364,433 new shares of no par value (registered shares). The capital increase will be in exchange for a contribution in kind as well as payment of € 50,000 (so-called mixed contribution in kind). As a contribution in kind, Siemens AG will contribute the 109,773,300 company shares in OSRAM GmbH it holds (19.5 % of the current subscribed capital) with economic effect as of 1 October 2012. The contribution in kind will be in accordance with the notarized Contribution Agreement at once concluded on today which is attached as Annex 0.6 to this Spin-off and Transfer Agreement. The capital increase in kind will be carried out prior to this Spin-off and Transfer Agreement taking effect. After implementation of the capital increase in kind, in an economic viewing OSRAM Licht AG will hold 19.5 % of the subscribed capital in OSRAM GmbH. The remaining 80.5 % of the subscribed capital will be held unchanged by OSRAM Beteiligungen GmbH.

0.7	All shares in OSRAM Beteiligungen GmbH are supposed to be transferred to OSRAM Licht AG in accordance with this Spin-off and Transfer Agreement so that OSRAM Licht AG holds the entire subscribed capital in OSRAM GmbH upon the completion of the spin-off, in part directly and in part indirectly through its then existing participation in OSRAM Beteiligungen GmbH (OSRAM Licht AG together with its direct and indirect subsidiaries and participations existing after the spin-off hereinafter the “OSRAM Group”).

0.8	As consideration for the spin-off, the shareholders of Siemens AG are supposed to receive from OSRAM Licht AG a total of 84,274,967 shares of no par value (registered shares) in OSRAM Licht AG in accordance with this Spin-off and Transfer Agreement. The shares to be granted to the shareholders of Siemens AG for carrying out the spin-off are supposed to correspond to 80.5 % of the future capital stock in OSRAM Licht AG existing after the spin-off and the capital increase in kind (§ 0.6). The remaining 19.5 % of the future capital stock of OSRAM Licht AG will be held by Siemens AG after the spin-off takes effect.

0.9	Immediately after the spin-off takes effect, all shares in OSRAM Licht AG are supposed to be listed for trading in the Regulated Market of the Frankfurt Stock Exchange as well as the Munich Stock Exchange and also in the sub-segment of the Regulated Market of the Frankfurt Stock exchange with additional post-admission obligations (Prime Standard).

Now, therefore, the Parties agree as follows:

II.

Spin-off, Spin-off Effective Date, Spin-off Statements of Financial Position

and Closing Statements of Financial Position

§ 1

Spin-off

1.1	Siemens AG, as the Transferring Entity, transfers by way of a spin-off by way of reception (Abspaltung zur Aufnahme) pursuant to Section 123 (2) no. 1 German Transformation Act (Umwandlungsgesetz, “UmwG”) the portion of its assets specified in § 5.1 and § 5.2 of this Spin-off and Transfer Agreement together with all rights and duties (hereinafter, the “Spin-off Assets”) in their entirety to OSRAM Licht AG as the Receiving Entity in exchange for the issuance of shares in OSRAM Licht AG to the shareholders of Siemens AG pursuant to § 10 of this Spin-off and Transfer Agreement (spin-off by way of reception preserving proportionate participation).

1.2	The items in the assets and liabilities and other rights and duties or legal positions of Siemens AG which are not allocated to the Spin-off Assets under this Spin-off and Transfer Agreement or which are expressly excluded from the transfer under this Spin-off and Transfer Agreement will not be transferred to OSRAM Licht AG.

§ 2

Spin-off Effective Date and Fiscal Transfer Effective Date

2.1	The transfer of the Spin-off Assets will take place in the relationship between Siemens AG and OSRAM Licht AG effective as of 1 October 2012, 0:00 hours (the “Spin-off Effective Date”). Starting as of this point in time, the actions relating to the Spin-off Assets are deemed to have been made for the account of OSRAM Licht AG in the relationship between Siemens AG and OSRAM Licht AG.

2.2	The fiscal transfer effective date for the spin-off is 30 September 2012, 24:00 hours (the “Fiscal Transfer Effective Date”).

§ 3

Spin-off Statements of Financial Position and Closing Statements of Financial Position

3.1	The allocation of the items in the assets and liabilities allocated to the Spin-off Assets will take place on the basis of the Spin-off Statements of Financial Position as of 1 October 2012, 0:00 hours which is attached to this Spin-off and Transfer Agreement as Annex 3.1 (the “Spin-off Statements of Financial Position”). The Spin-off Statements of Financial Position were derived from the annual statements of financial position of Siemens AG prepared as of 30 September 2012, which were part of the annual financial statements of Siemens AG and continued taking into account the contribution of 80.5 % of the OSRAM GmbH company shares to OSRAM Beteiligungen GmbH as described in § 0.5; the annual financial statements of Siemens AG were audited and approved without reservation by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, and were approved by the Supervisory Board of Siemens AG on 28 November 2012.

3.2	The Closing Statements of Financial Position of the Transferring Entity under Sections 125 sentence 1, 17 (2) UmwG are the annual statements of financial position of Siemens AG as of 30 September 2012, 24:00 hours (the “Closing Statements of Financial Position”) prepared in accordance with the provisions on the annual statements of financial position and the auditing of the annual statements of financial position as audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart.

3.3	Siemens AG will reflect the Spin-off Assets at book value in each case in its Closing Statements of Financial Position under commercial law and its fiscal Closing Statements of Financial Position.

3.4	OSRAM Licht AG will reflect the Spin-off Assets in its commercial accounts at book value. OSRAM Licht AG will assume the Spin-off Assets in its fiscal statements of financial position at the values contained in the fiscal Closing Statements of Financial Position of Siemens AG.

§ 4

Shift in the Effective Dates

If the spin-off has not been registered with the register of companies of the Transferring Entity at the district courts of Charlottenburg and Munich by the end of the day on 10 November 2013, the Spin-off Effective Date is deemed to be 1 October 2013, 0:00 hours, and the Fiscal Transfer Effective Date is deemed to be 30 September 2013, 24:00 hours, contrary to the above § 2 and 30 September 2013, 24:00 hours is deemed to be the Fiscal Transfer Effective Date for the Closing Statements of Financial Position of Siemens AG contrary to the above § 3.2. In the case of any further delay of the registration beyond 10 November of the subsequent year, the effective dates are shifted by one year respectively in accordance with the above provision.

III.

Spin-off Assets and Modalities for the Transfer

§ 5

Spin-off Assets

5.1	Siemens AG transfers to OSRAM Licht AG all company shares in OSRAM Beteiligungen GmbH, consisting of 25,100 company shares with the numbers 1 through 25,100 and each with a par value of € 1 (the “Transferred Company Shares”).

5.2	The transfer occurs together with all related rights and duties, including the entitlement to profit-distribution for the time starting as of the Spin-off Effective Date.

5.3	The Parties will make all declarations, issue all documents, and take all other actions which may still be necessary or appropriate in connection with the transfer of the Spin-off Assets.

§ 6

Taking effect, Closing Date

6.1	The transfer of the Spin-off Assets occurs with in rem effect (dinglich) upon registration and for this reason the effectiveness of the spin-off with the registers of companies of Siemens AG at the district courts of Charlottenburg and Munich, whereby the later registration is determinative (the “Closing Date”).

6.2	Siemens AG undertakes not to adopt any shareholder resolution prior to the Closing Date as the current sole shareholder in OSRAM Beteiligungen GmbH under which the subscribed capital of OSRAM Beteiligungen GmbH existing at the time of the conclusion of this Spin-off and Transfer Agreement is changed. Siemens AG also undertakes until the Closing Date to use its efforts so that OSRAM Beteiligungen GmbH neither disposes of the 453,166,700 company shares in OSRAM GmbH it holds nor adopts or takes part in shareholder resolutions prior to the Closing Date as the majority shareholder in OSRAM GmbH under which the subscribed capital of OSRAM GmbH existing at the time of conclusion of this Spin-off and Transfer Agreement is changed or profits are distributed. Siemens AG also undertakes until the Closing Date not to make transfers from reserves and to secure that the shareholders of OSRAM GmbH do not make any transfers from reserves until the Closing Date.

6.3	Siemens AG will only administrate the Spin-off Assets in the ordinary course of business and with the diligence of a prudent businessman and in compliance with the requirements of this Spin-off and Transfer Agreement during the period between the conclusion of this Spin-off and Transfer Agreement and the Closing Date and will not make any dispositions.

§ 7

Catch-all Provisions

7.1	If and to the extent that the Spin-off Assets do not already pass to OSRAM Licht AG by force of law upon the registration of the spin-off, Siemens AG will transfer those assets to OSRAM Licht AG. In exchange, OSRAM Licht AG is obliged to consent to the transfer. The Parties will place each other in the internal relationship as if the transfer had also occurred in the external relationship as of the Spin-off Effective Date.

7.2	In connection with the transfer under § 7.1, the Parties will initiate all necessary or appropriate measures and legal actions and cooperate in them in order to transfer the Spin-off Assets.

7.3	Claims under this § 7 are time barred upon the end of the day on 30 September 2022.

§ 8

Protection for Creditors and Internal Compensation

To the extent no other allocation of burdens and liabilities under or in connection with the Spin-off Assets results under this Spin-off and Transfer Agreement, the following provisions apply:

8.1	If and to the extent that claims are asserted against Siemens AG based on the provisions in Section 133 UmwG or other provisions by creditors for liabilities, obligations or relationships involving liability which are being transferred to OSRAM Licht AG in accordance with the provisions of this Spin-off and Transfer Agreement, OSRAM Licht AG must indemnify Siemens AG against the respective liability or obligation on first demand. This also applies in the event that such creditors assert claims against Siemens AG for the provision of security.

8.2	If and to the extent that claims are asserted against OSRAM Licht AG on the basis of the provisions in Section 133 UmwG or other provisions by creditors for liabilities, obligations or relationships of Siemens AG resulting in liability which are not being transferred to OSRAM Licht AG in accordance with this Spin-off and Transfer Agreement, Siemens AG must indemnify OSRAM Licht AG against the respective liability or obligation on first demand. This also applies in the event that such creditors assert claims against OSRAM Licht AG for the provision of security.

§ 9

Warranties

9.1	Siemens AG warrants as of the Closing Date that it is the holder of the Transferred Company Shares and that Siemens AG can freely dispose of the Transferred Company Shares and that they are not encumbered with rights of third parties. Aside from this, no features of the Spin-off Assets, especially specific qualities or a value of the business of OSRAM GmbH, are agreed.

9.2	To the extent legally permissible, all rights and warranties which can exist in addition to those in § 9.1 under the statutory provisions or otherwise are excluded. The provision in this § 9.2 applies for all rights and warranties, regardless of the legal nature (contractual or pre-contractual rights, rights under tort or other rights), and especially also for those rights which could result in the cancellation or unwinding of this Spin-off and Transfer Agreement or any similar legal effect.

IV.

Consideration and Corporate Actions; Special Rights and Benefits

§ 10

Issuance of Shares, Trustee and Corporate Actions

10.1	As consideration for the transfer of the Spin-off Assets to OSRAM Licht AG, the shareholders in Siemens AG will receive one share of no par value (registered share) in OSRAM Licht AG for each ten shares of no par value (registered shares) in Siemens AG at no charge in accordance with their present participation (preserving the participation ratio). Altogether, 84,274,967 shares of no par value (registered shares) in OSRAM Licht AG will be issued to the shareholders in Siemens AG. It was taken into consideration that the shares held by Siemens AG as treasury shares are not entitled to an allocation in accordance with Section 131 (1) no. 3 sentence 1 UmwG. Siemens AG will make sure that the number of the total issued shares of Siemens AG minus the treasury shares which are not entitled to an allocation under Section 131 (1) no. 3 sentence 1 German Transformation Act (Umwandlungsgesetz, “UmwG”) will be exactly 842,749,670 on the Closing Date.

The shares to be granted pursuant to this § 10.1 are the new shares in OSRAM Licht AG to be created by the capital increase pursuant to § 10.3.

10.2	The shares to be granted by OSRAM Licht AG are entitled to participate in profits for the fiscal years starting on 1 October 2012. If the Spin-off Effective Date is shifted under § 4, the beginning of the authorization to participate in profits for the shares to be granted shifts accordingly.

10.3	In order to carry out the spin-off, OSRAM Licht AG will increase its capital stock by € 84,274,967 to € 104,689,400 by issuing 84,274,967 shares of no par value (registered shares) in OSRAM Licht AG. A portion of € 1 in the amount of the increase in the capital stock is attributable to each new share.

10.4	The contribution in kind will be rendered by transferring the Spin-off Assets. To the extent that the value at which the contribution in kind to be rendered by Siemens AG is assumed by OSRAM Licht AG, i.e. the commercial book value of the Spin-off Assets of the Spin-off Effective Date, exceeds the amount of the increase in the capital stock mentioned in § 10.3, this amount will be allocated to the capital reserve of OSRAM Licht AG in accordance with Section 272 (2) no. 1 German Commercial Code (Handelsgesetzbuch, “HGB”).

10.5	Siemens AG appoints Deutsche Bank AG, Frankfurt am Main, as the trustee for receiving the shares in OSRAM Licht AG to be issued and disbursing them to the shareholders of Siemens AG. The possession of the shares to be issued will be granted to the trustee prior to the registration of the spin-off, and the trustee will be instructed to procure the shares for the shareholders in Siemens AG after registration of the spin-off with the registers of companies of Siemens AG.

10.6	The Parties undertake to make all declarations, issue all documents and take all other actions which may still be necessary or appropriate so that all shares in OSRAM Licht AG are immediately admitted to trading in the Regulated Market of the Frankfurt Stock Exchange as well as the Munich Stock Exchange and also in the sub-segment of the Regulated Market of the Frankfurt Stock exchange with additional post-admission obligations (Prime Standard) following when the spin-off takes effect.

§ 11

Grant of Special Rights

11.1	Siemens AG and its group companies have made or will make prior to the spin-off taking effect various entitlements to shares of no par value (registered shares) in Siemens AG to members of the Managing Board and employees of Siemens AG as well as members of corporate bodies and employees of Siemens Group companies, including members of corporate bodies and employees of the future OSRAM Group (together for purposes of this § 11, the “Beneficiaries”) in the context of stock-based compensation programs respectively employee participation programs; these entitlements are listed in Annex 11.1 together with the respective groups of Beneficiaries (together, the “Stock Entitlements”).

11.2	The Stock Entitlements existing on the Closing Date will be adjusted or compensated effective as of the Closing Date as follows:

a)	The rights under the Stock Entitlements to Beneficiaries who are not covered by § 11.2 b) will be adjusted according to the provisions as described in Annex 11.2a).

b)	The rights under Stock Entitlements to Beneficiaries of the future OSRAM Group who leave the Siemens Group as a direct consequence of the spin-off taking effect will be compensated according to the provisions as described in Annex 11.2b).

To the extent there is a joint and several liability for the implementation of obligations pursuant to Section 125 in connection with Section 23 UmwG which has to be borne by the other party because of Section 133 Section 2 UmwG, § 8 of this Spin-off and Transfer Agreement shall apply accordingly.

11.3	The rights of holders of the warrants issued by Siemens AG in February 2012 in connection with the bonds of Siemens Financieringsmaatschappij N.V. will be adjusted in accordance with the provisions in the terms and conditions of the bonds as described in Annex 11.3.

11.4	Aside from this, no rights are granted for individual shareholders or holders of special rights within the meaning of Section 126 (1) no. 7 UmwG, and also no measures in the sense of this provision are contemplated for such persons.

§ 12

Grant of Special Benefits

12.1

Siemens AG has promised the current members of the Managing Board of OSRAM Licht AG as well as the future member of the Managing Board Dr. Peter Laier the grant of a transaction bonus in advance of the spin-off. According to these entitlements, OSRAM Licht shares having a value of at least 50 % and a maximum of 200 % of a target amount individually established for each member of the Managing Board must be granted when the spin-off takes effect. The target amount is € 2.5 million for Mr. Wolfgang Dehen, € 1 million for Dr. Klaus Patzak and € 250,000 for Dr. Peter Laier. When calculating the number of OSRAM Licht shares to be granted, the volume weighted average stock exchange price of the OSRAM Licht shares in XETRA trading on the Frankfurt Stock Exchange in the first 20 trading days will be used as the basis. The specific determination of the degree of the level of target achievement between 50 % and 200 % is at the discretion of Siemens AG and will take place in a timely manner after the admission to the stock exchange. The OSRAM Licht shares will be transferred to the members of the Managing Board 4 years after the admission to the stock exchange. Each member of the Managing Board of OSRAM Licht AG can demand an earlier transfer in four equal annual tranches; in this case, a holding period lasting 4 years beginning with the admission to the stock exchange exists for the shares. The execution of the transaction bonus will be carried out by OSRAM Licht AG on the account of Siemens AG. The parties still will agree upon the details of the assumption of costs.

12.2	The Parties intend to conclude a standard market insurance for the risks typically associated with an admission to the stock exchange in connection with the listing of the shares of OSRAM Licht AG. The insurance coverage is also supposed to cover in any case the members of the Managing Board and the Supervisory Board of OSRAM Licht AG. The Parties will still agree on the personal and factional embodiment of the insurance coverage, including the involvement of the members of the Managing Board and the Supervisory Board of Siemens AG, the amount of the coverage and the insurance premium and the internal allocation.

12.3	A member of the Managing Board of Siemens AG is most likely supposed to become a member of the Supervisory Board of OSRAM Licht AG when the spin-off takes effect.

12.4	Mr. Wolfgang Dehen holds Stock Entitlements (cf. Annex 11.1 of this Spin-off and Transfer Agreement) from Stock Awards and Bonus Awards to a total of approximately 60,500 Siemens shares and Dr. Klaus Patzak holds Stock Entitlements (cf. Annex 11.1) from Stock Awards as well as from the Basis Share Program and Share Matching Plan to a total of approximately 25,000 Siemens shares. In the event of the Spin-off becoming effective in April 2013, the weighted average remaining period of the Stock Entitlements of Mr. Dehen is two years and five months and of the Stock Entitlements of Dr. Patzak two years and nine months. The Stock Entitlements will be – just as the correspondent Stock Entitlements of other members of corporate bodies or employees of the future OSRAM-Group – compensated early under the conditions that apply when the spin-off takes effect. Details can be found in § 11.1 and § 11.2 as well as Annex 11.2b) to § 11. When assuming the closing price of the Siemens share in XETRA trading on 9 November 2012 in the amount of € 79,70, a supposed constant dividend of € 3 per each Siemens share for the remaining period of the respective Stock Entitlement as well as the assumption of the spin-off taking effect in April 2013, this would result in a gross payment to Mr. Dehen in the amount of approximately € 4.5 million and to Dr. Patzak in the amount of approximately € 1.8 million. OSRAM Licht AG is considering to offer the members of the Managing Board and other selected leadership personnel of the future OSRAM Group the possibility of completely or partially investing the cash compensation in a share matching plan for senior executives of the future OSRAM Group to be drawn up on the occasion of the admission to the stock exchange. To the extent that the future OSRAM Group also establishes stock-based compensation programs for the members of the Managing Board after the admission to the stock exchange, the members of the Managing Board will be able to participate in those programs in accordance with the detailed terms and conditions still to be established.

12.5	Beyond that, no special benefits within the meaning of Section 126 (1) no. 8 are being granted for members of the Managing Board, the Supervisory Board of the companies involved in the Spin-off or to an auditor / spin-off auditor.

V.

Provisions under Corporate Law relating to OSRAM Licht AG

§ 13

Articles of Association of OSRAM Licht AG,

Authorization pursuant to Section 71 (1) no. 8 AktG and

Authorization pursuant to Section 221 AktG

13.1	Siemens AG, as the sole shareholder of OSRAM Licht AG, undertakes to amend the articles of association of OSRAM Licht AG prior to the spin-off taking effect so that they are given the version attached in Annex 13.1 after the spin-off takes effect and after the status proceedings (cf. § 17.3) have been conducted. The Parties assume that the supervisory board of OSRAM Licht AG will consist of six members from the shareholders and six members from the employees after the the spin-off takes effect in accordance with Section 7 (1) sentence 1 no. 1 of the German Act on Co-determination of Employees (Gesetz über die Mitbestimmung der Arbeitnehmer, “MitbestG”) dated 4 May 1976. If a different composition results after the status proceedings have been conducted, this must be taken into account.

13.2	Siemens AG, as the sole shareholder of OSRAM Licht AG, undertakes to adopt prior to the spin-off taking effect the attached authorization being effective until 28 February 2018 attached as Annex 13.2 for the acquisition and use of treasury shares pursuant to Section 71 (1) no. 8 German Stock Corporation Act (“AktG”).

13.3	Siemens AG, as the sole shareholder of OSRAM Licht AG, undertakes to adopt prior to the spin-off taking effect the authorization being effective until 28 February 2018 attached as Annex 13.3 for the issuance of convertible/warrant bonds pursuant to Section 221 AktG.

§ 14

Capital Increase in Kind of OSRAM Licht AG

14.1	Siemens AG, as the sole shareholder of OSRAM Licht AG, undertakes not to adopt any shareholder resolution prior to the Closing Date under which the resolution on the capital increase in kind described in § 0.6 for establishing the participation of OSRAM Licht AG remaining with Siemens AG will be cancelled or amended.

14.2	To the extent legally permissible, Siemens AG will make all declarations, issue all documents and take all other actions which are necessary or appropriate for the implementation in connection with the capital increase in kind described in § 0.6.

VI.

Consequences of the Spin-off for the Employees and their Representative Bodies

§ 15

Consequences of the Spin-off in Individual Employment Law for Individual Employees

15.1	The employment relationships of the employees of Siemens AG are not affected by the spin-off.

15.2	OSRAM Licht AG is to date not acting operationally and is not employing any employees of its own. Therefore, the spin-off has no consequences for the employees of OSRAM Licht AG.

15.3	The spin-off also has no consequences in individual employment law for the employees of the future OSRAM Group which comes into existence when the spin-off takes effect with OSRAM Licht AG as the new parent company. The employees remain with their respective company; their employment relationships are not affected by the spin-off. This also applies for the company pension plan as well as the pension commitments by the companies where the employees are respectively employed.

15.4	The membership of OSRAM GmbH in the Employers Association for the Metal and Electronics Industry Baden-Württemberg, Southwest Metal (Arbeitgeberverband der Metall- und Elektroindustrie Baden-Württemberg e.V., Südwestmetall), in the Association of the Bavarian Metal and Electronics Industry (Verband der bayerischen Metall- und Elektro-Industrie e. V.) as well as in the Employers Association of the Metal and Electronics Industry in Berlin and Brandenburg (Arbeitgeberverband der Metall- und Elektroindustrie Berlin und Brandenburg) is not affected by the spin-off. This also applies for the membership of other companies in the future OSRAM Group in employers’ associations.

15.5	Due to the technological transformation in the lighting market as well as legislative changes and the resulting downturn in the business with traditional technologies, OSRAM announced already in January 2012 that it would adjust its personnel levels by the end of the fiscal year 2014 and eliminate around 1,000 jobs in Germany in a socially responsible manner. A similar approach for the OSRAM locations outside of Germany was at the same time announced which corresponds to around 2,300 jobs.

In order to implement these measures in Germany, OSRAM GmbH (at that time still OSRAM AG) agreed on a general social plan with the general works council on 10 May 2012. The general social plan has a term up to 30 September 2014 and applies for the measures to reduce personnel of approximately 1,000 jobs in Germany presented in January 2012. The social plan provides for claims for compensation upon leaving as a result of a termination agreement or a termination given for business reasons. Employees also have the possibility to move to one of the transfer companies established related to the locations. The transfer companies each have a term of 24 months.

The company has in parallel resolved on principles concluded with the general works council and the union IG Metall for the cooperation in the future direction of the company. OSRAM GmbH and the representatives of its employees (general works council and the union IG Metall) have agreed to jointly structure the pending transition with the goal of ensuring the international ability to compete for the German locations with investments, innovations and continuous rationalization measures. In the case of necessary adjustments in Germany caused by the market, the company will continue to consult with the employee representatives in an early and transparent process about the measures and potential alternatives.

On the basis of this agreement and the announced restructuring measures, the level of personnel in the future OSRAM Group in the fiscal year 2012 was worldwide already reduced by approximately 1,900 jobs. Around 300 of these jobs have been in German locations so far (emphasis on the locations in Berlin, Augsburg and Munich).

Since the transformation in the lighting industry has further accelerated since then, OSRAM is planning additional adjustments. In order to better use the capacity at the plants, especially the production landscape is supposed to be further remodeled by, amount other measures, moving, selling or terminating and at times closing some smaller locations with low production volumes.

At the same time, OSRAM is pursuing the goal of increasing the earnings power of the business with more efficient structures in production, research and development, distribution as well as in the central functions.

These additional planned measures will likely involve a further reduction of a total of 4,700 jobs worldwide in the fiscal years 2013 and 2014. In the case of a major number of the affected employees, OSRAM intends to sell the corresponding plants (located outside of Germany). The main portion of the otherwise eliminated jobs is supposed to affect plants with products near the end of the product life cycle, and the rest of the jobs eliminated in the production are supposed to be eliminated by closing smaller locations. The intended measures relate mostly to OSRAM locations outside of Germany in accordance with the international distribution of the business volume and the current global production network. Under the current status of the planning, around 400 further jobs are supposed to be eliminated in Germany in addition to the adjustments already announced and agreed in January 2012, taking into account the existing rights of the employee representative bodies to be involved. According to the current plans of the company this involves primarily locations in Berlin, Wipperfürth and Munich. According to the information to the Economics Committee planned for the end of November 2012, discussions and negotiations with the relevant employee representative bodies about a settlement of interests or a social plan are supposed to commence immediately in order to implement the measures intended in Germany.

These measures are offset by the fact that the restructuring of capacity in the coming years will lead to new growth of personnel in the semi-conductor based technologies (SSL).

15.6	To the extent that employees participate in the stock-based compensation programs respectively employee participation programs existing in the Siemens Group, the corresponding rights will be adjusted or compensated as a consequence of the spin-off. In the case of employees who will be employees of the Siemens Group after the spin-off and the Stock Entitlements becoming due, the adjustment will involve them receiving, in addition to the awarded Siemens shares (respectively in addition to the mathematical number of Stock Entitlements the cash payment is based on), the value of a number of OSRAM Licht shares to be determined in accordance with the allocation ratio of 10:1 which will be compensated in cash. Employees in the future OSRAM Group who leave the Siemens Group directly as a consequence of the spin-off will normally receive a cash compensation without undue delay after the spin-off takes effect. Reference is made to § 11 of this Spin-off and Transfer Agreement for the further details.

15.7	The employees of the future OSRAM Group in Germany are supposed to receive the possibility to acquire OSRAM Licht shares at a reduced price from a company of the future OSRAM Group on the occasion of the spin-off and the initial public offering of the OSRAM Licht shares.

15.8	In light of the planned spin-off and admission to the stock exchange of the OSRAM Licht shares, Siemens AG has also promised a one-time transaction bonus to 26 employees of the future OSRAM Group who must fulfill special tasks with regard to the spin-off and the admission to the stock exchange, in addition to the members of the Managing Board of OSRAM Licht AG (see on this point, § 12.1). Furthermore, OSRAM GmbH has promised special payments to 110 employees under certain conditions for the event of a successful admission to the stock exchange.

§ 16

Consequences of the Spin-off for the Representative Bodies

of the Employees under Shop Constitution Law

16.1	Works Councils, Youth and Trainee Bodies and Handicapped Representative Bodies

16.1.1	The existing plants of Siemens AG and the further plants of the Siemens Group are not affected by the spin-off. The existence, composition and terms of office for the respective works councils and general works councils, the existing youth and trainee representative bodies and the general youth and trainee representative bodies as well as the handicapped representative bodies and the general handicapped representative bodies remain unaffected.

16.1.2	The Group Works Council and the Group Handicapped Representative Body in the Siemens Group will also continue to exist after the spin-off takes effect. However, OSRAM Licht AG and its subordinate enterprises will leave the Siemens Group when the spin-off takes effect, and OSRAM Licht AG will constitute its own OSRAM Group together with its affiliated companies. The related departure of the plants of the future OSRAM Group from the Siemens Group leads to changes in the personnel composition of the Group Works Council and the Group Handicapped Representative Body at Siemens AG. Upon the spin-off taking effect, those members of the Group Works Council and the Group Handicapped Representative Body who are employees of the future OSRAM Group will leave. This involves currently two members of the Group Works Council and one member of the Group Handicapped Representative Body.

16.1.3	The European works council in the Siemens Group (Siemens Europe Committee) existing under the agreement in the version dated 9 May 2012 will also continue to exist after the spin-off takes effect. As a result of the departure of the plants in the future OSRAM Group from the Siemens Group when the spin-off takes effect, however, there will also be changes in the composition of the personnel in this regard. Accordingly, those members of the Siemens Europe Committee who are employees of the future OSRAM Group will leave when the spin-off takes effect. This involves currently two members of the Siemens Europe Committee who will be replaced by substitute members in accordance with the agreement in the version dated 9 May 2012.

16.1.4	Since OSRAM Licht AG is to date not acting operationally and not having any employees, it has neither a works council nor a youth and trainee representative body nor a handicapped representative body. This situation will not change directly as a result of the spin-off. After the spin-off takes effect, however, OSRAM Licht AG will be the parent company in the OSRAM Group. Thus, the prerequisites for establishing a group works council will basically exist at OSRAM Licht AG pursuant to Section 54 German Shop Constitution Act (Betriebsverfassungsgesetz, “BetrVG”). To the extent such a group works council is established, the prerequisites for establishing a group handicapped representative body exist pursuant to Section 97 (2) German Social Policy Act Ninth Book (Sozialgesetzbuch Neuntes Buch, “SGB IX”). Furthermore, the prerequisites for establishing a group youth and trainee representative body will basically also exist after the spin-off takes effect in accordance with Section 73a BetrVG.

16.1.5	In case of the formation of a Group works council, group shop agreements existing in the Siemens Group at the time of the spin-off will apply as group shop agreements of the OSRAM Group or otherwise as a general shop agreement or as shop agreements in the companies of the future OSRAM Group which are no longer part of the Siemens Group as a result of the spin-off.

16.1.6	In addition, the prerequisites for establishing a European works council will also basically exist in the OSRAM Group after the spin-off takes effect.

16.1.7	The current plants existing in the companies of the future OSRAM Group are not affected by the spin-off. The existence, composition and terms of office of the continuing works councils and group works councils, youth and trainee representative bodies and general youth and trainee representative bodies as well as the handicapped representative bodies and the general handicapped representative bodies remain unchanged.

16.2	(General) Committee of Spokespersons of the Senior Executives (Gesamt-, Konzernsprecherausschuss der leitenden Angestellten)

16.2.1	The existence, composition and terms of office of the committees of spokespersons and of the general committees of spokespersons of the senior executives at Siemens AG will not be affected by the spin-off.

16.2.2	The committees of spokespersons in the Siemens Group also continues to exist after the spin-off takes effect. However, OSRAM Licht AG and its subordinate enterprises leave the Siemens Group when the spin-off takes effect, and OSRAM Licht AG together with its affiliated enterprises will constitute its own OSRAM Group. The related departure of the plants of the future OSRAM Group from the Siemens Group leads to changes in the personnel composition of the committees of spokespersons at Siemens AG. Accordingly, those members of the committees of spokespersons who are employees of OSRAM Licht AG or one of its affiliated companies will leave when the spin-off takes effect. This involves currently one member of the committees of spokespersons.

16.2.3	Since OSRAM Licht AG currently has no business operations, there is no committee of spokespersons of senior executives. The spin-off will not directly change this situation. However, after the spin-off takes effect, the prerequisites for establishing a committees of spokespersons in the OSRAM Group will basically exist pursuant to Section 21 of the German Act on the Committees of Spokespersons of Senior Executives (Gesetz über Sprecherausschüsse der leitenden Angestellten – Sprecherausschussgesetz).

16.2.4	The committees of spokespersons currently existing in the enterprises of the future OSRAM Group are not affected by the spin-off in terms of their existence and composition.

16.3	Economics Committees

16.3.1	The economics committees existing at Siemens AG and the other enterprises in the Siemens Group will also continue to exist without any change after the spin-off.

16.3.2	Since OSRAM Licht AG currently is not acting operationally and not having any employees, it has no economics committee. The spin-off will also not change the situation.

16.3.3	The current economics committees existing in the enterprises of the future OSRAM Group continue to exist unchanged after the spin-off.

§ 17

Consequences of the Spin-off for

Corporate Co-Determination/the Supervisory Board

17.1	The spin-off has no effect on the existence and the size of the Supervisory Board of Siemens AG as well as the terms of office of its members. Siemens AG will continue to be a company with an equally co-determined supervisory board with twenty members in accordance with the provisions of the MitbestG (ten supervisory board members each from the shareholders and the employees).

17.2	The employee representatives in the Supervisory Board of Siemens AG are elected by the employees of all companies/plants in the Siemens Group located in Germany. OSRAM Licht AG and the further companies of the future OSRAM Group will no longer be group companies of Siemens AG after the spin-off takes effect so that employees of OSRAM Licht AG and the further domestic companies of the future OSRAM Group will no longer be entitled to vote for and be elected to the Supervisory Board of Siemens AG, and instead will be entitled to vote for and be elected to the Supervisory Board of OSRAM Licht AG. Currently, no employee of the future OSRAM Group is a member of the Supervisory Board of Siemens AG.

17.3	OSRAM Licht AG currently has a supervisory board with three members who were elected by the sole shareholder Siemens AG. Since OSRAM Licht AG does not have any employees to date, it currently has no supervisory board that is subject to statutory co-determination for the employees. After the spin-off takes effect, however, OSRAM Licht AG will establish an equally co-determined supervisory board under the provisions of the MitbestG because it will be the parent company of the OSRAM Group and accordingly have more than 2,000 employees in Germany under the provision on attributing employees pursuant to Section 5 (1) sentence 1 MitbestG. The Managing Board will conduct so-called status proceedings pursuant to Sections 97 et. seq. AktG after the spin-off takes effect. The Parties believe that normally not more than 10,000 employees will be deemed to be employees of OSRAM Licht AG under the provisions of the MitbestG after the spin-off takes effect and accordingly that the supervisory board will consist of twelve members pursuant to Section 7 (1) sentence 1 no. 1 MitbestG, of which six members will be chosen by the shareholders and six by the employees.

17.4	The six supervisory board members of the shareholders will be elected by the shareholders’ meeting of OSRAM Licht AG by Siemens AG as the sole shareholder prior to the spin-off taking effect. The election of the members of the supervisory board for the shareholders takes place subject to the condition precedent of the status proceedings being conducted. The term of office of all six supervisory board members of the shareholders will be limited until the end of the first regular shareholders’ meeting of OSRAM Licht AG after the spin-off takes effect in order to enable a new election of the supervisory board members for the shareholder to be chosen by the shareholders’ meeting by the future shareholders of OSRAM Licht AG. The supervisory board members of the employees will initially be appointed by the court after the implementation of the status proceedings.

17.5

The spin-off has no effects on the existence and composition of the supervisory boards of OSRAM GmbH, Siteco Beleuchtungstechnik GmbH and OSRAM Opto Semiconductors GmbH as well as the terms of office of the respective members. OSRAM GmbH will continue to have an equally co-determined supervisory board of twelve members in accordance with the provisions of the MitbestG (six members for the shareholders and six members for the employees). It is intended that the previous representatives of the supervisory board for the shareholders will resign from office and will be replaced by members who were appointed by the shareholders’ meeting of OSRAM GmbH before with effect as of the spin-off becoming effective. Up to now it is not certain who will represent the supervisory board for the shareholders in the future supervisory board of OSRAM GmbH. Siteco Beleuchtungstechnik GmbH will continue to have a co-determined supervisory board with three members (two members of the supervisory board for the shareholders and one member of the supervisory board for the employees) in accordance with the German Act on One-third Participation of the Employees (Drittelbeteiligungsgesetz, “DrittelbetG”). OSRAM Opto Semiconductors GmbH which up to now had a co-determined supervisory board with 3 members (two members of the supervisory board for the shareholders and one member of the supervisory board for the employees) in accordance with the German Act on One-third Participation of the Employees will, independently from the spin-off as a consequence of reaching the relevant numbers of employees, have an equally co-determined supervisory board with 12 members in accordance with the provisions of the MitbestG (six members for the shareholders and six members for the employees).

VII.

Other Provisions

§ 18

Costs and Taxes

18.1	To the extent not agreed otherwise in this Spin-off and Transfer Agreement, Siemens AG bears the costs arising in connection with the notarization of this Spin-off and Transfer Agreement and its implementation up to the Closing Date (including the costs for the respective shareholders’ meeting and the costs for filing and registration with the register of companies, the joint spin-off report, the spin-off audit, with the audits concerning capital increase in kind and post-formation acquisition and the planned admission to the stock exchange as well as the respective costs for advisors and banks). Siemens AG bears the transaction taxes arising in connection with the notarization of this Spin-off and Transfer Agreement and its implementation, especially any real estate transfer taxes. Any other taxes that arise are borne by that Party which is the tax obligor under tax law.

18.2	Siemens AG declares in connection with the entry of the transferring assets in its fiscal Closing Statements of Financial Position with the book values (§ 3.3) that the fiscal statements of financial position of Siemens AG are simultaneously the fiscal Closing Statements of Financial Position for the spin-off assets in accordance with the German Transformation Act. The fiscal statements of financial position correspond in this regard to the fiscal Closing Statements of Financial Position. This also constitutes an implicit application that the book value be applied.

18.3	The Parties will also cooperate in good faith in all material tax matters in connection with the spin-off. To the extent necessary for the tax treatment of the spin-off, the Parties will provide to each other information and access to review the records relevant for tax purposes.

§ 19

Final Provisions

19.1	This Spin-off and Transfer Agreement first takes effect when the respective shareholders’ meetings of the Parties have approved this Agreement and the spin-off has been registered with the register of companies of OSRAM Licht AG and the registers of companies of Siemens AG.

19.2	If the spin-off has not taken effect by 31 December 2013 pursuant to § 6.1, each Party can withdraw this Spin-off and Transfer Agreement by written declaration to the other Party.

19.3	All disputes resulting between the Parties under or in connection with this Spin-off and Transfer Agreement or with regard to its validity will be finally decided by an arbitral tribunal in accordance with the Rules of Arbitration of the German Institution for Arbitration e.V. (Deutsche Institution für Schiedsgerichtsbarkeit e.V., “DIS”) in the respectively valid version, and recourse to the jurisdiction of the state courts is excluded (except for measures involving summary relief). A decision of the arbitral tribunal regarding the validity of this arbitration clause is legally binding. The location of the arbitration proceedings is in Munich. The number of arbitrators is three. The chairman must have the qualification for judicial office in the Federal Republic of Germany. The language of the proceedings is German, but no Party is required to provide translations of documents submitted in English for purposes of evidence or for similar purposes. To the extent that the DIS Rules of Arbitration do not contain a provision for arbitration proceedings or the proceedings are placed in the free discretion of the arbitral tribunal, the provisions of the German Code of Civil Procedure (Zivilprozessordnung, “ZPO”) must be applied accordingly.

19.4	The Annexes to this Spin-off and Transfer Agreement are part of this Agreement.

19.5	Amendments and supplements to this Spin-off and Transfer Agreement, including an amendment to or contracting out of this provision, require written form unless stricter requirements of form must be complied with.

19.6	If one or more provisions in this Spin-off and Transfer Agreement is or becomes completely or partially void, invalid or unenforceable, the validity of this Spin-off and Transfer Agreement and its other provisions will not be affected. Instead of the void, invalid or unenforceable provision, that provision is supposed to apply which comes as close as possible in terms of form, content, sight, volume and territorial applicability to what was intended by the Parties according to the commercial intent and purpose of the void, invalid, or unenforceable provision. This applies accordingly for any gaps in this Spin-off and Transfer Agreement.

Annex 0.6 to the

Spin-off and Transfer Agreement

Contribution Agreement

between

Siemens Aktiengesellschaft, Berlin and Munich,

– hereinafter also referred to as “Siemens AG” –

and

OSRAM Licht AG, Munich,

– hereinafter referred to as “OSRAM Licht AG” –

– hereinafter also referred to together as the “Parties” or individually as a “Party” –

Introduction

0.1	Siemens AG, with its registered offices in Berlin and Munich, is registered with the register of companies at the district court (Amtsgericht) of Charlottenburg under registration number HRB 12300 B and with the register of companies at the district court (Amtsgericht) of Munich under registration number HRB 6684.

0.2	OSRAM Licht AG has its registered office in Munich and is registered with the register of companies at the district court (Amtsgericht) of Munich under registration number HRB 199675. The capital stock of OSRAM Licht AG amounts to € 50,000, divided into 50,000 shares of no par value (registered shares). The sole shareholder in OSRAM Licht AG is Siemens AG.

0.3	Siemens AG has decided to make its former OSRAM Division independent and list it on the stock exchange. The former OSRAM Division is combined legally and organizationally under the roof of OSRAM GmbH. OSRAM GmbH has its registered office in Munich and is registered with the register of companies at the district court of Munich under registration number HRB 201526. The subscribed capital of OSRAM GmbH at the time of conclusion of this Contribution Agreement amounts to € 562,940,000, divided into 562,940,000 company shares each with a nominal value of € 1.0. 109,773,300 of these company shares corresponding to 19.5 % of the subscribed capital in OSRAM GmbH are held by Siemens AG. The remaining 453,166,700 company shares in OSRAM GmbH corresponding to 80.5 % of the subscribed capital are held by OSRAM Beteiligungen GmbH with its registered office in Munich, registered with the register of companies at the district court (Amtsgericht) of Munich under registration number HRB 199970, (hereinafter the “OSRAM Beteiligungen GmbH”) whose sole shareholder is Siemens AG.

0.4	OSRAM Beteiligungen GmbH is supposed to be transferred from Siemens AG as the transferring entity to OSRAM Licht AG as the receiving entity by way of a spin-off by way of reception pursuant to the German Transformation Act (Umwandlungesetz, “UmwG”). The Siemens shareholders are supposed to be granted new shares in OSRAM Licht AG as consideration. Siemens AG intends not to completely separate itself from its former OSRAM division in connection with the Spin-off but instead would like to remain participated as a shareholder in OSRAM Licht AG which will be listed on the stock exchange in the future. In order to enable such participation, Siemens AG, as the sole shareholder, proposes resolving in the shareholders’ meeting of OSRAM Licht AG to increase the capital stock of OSRAM Licht AG from € 50,000 by € 20,364,433 to € 20,414,433. The increase in the capital stock shall occur in exchange for a contribution in kind with mixed consideration; i.e. OSRAM Licht AG shall grant 20,364,433 new shares and as further consideration pay Siemens AG an amount of € 50,000 (so-called mixed contribution in kind). In an economic view, OSRAM Licht AG has as its sole asset, in addition to the participation in OSRAM GmbH being transferred under this Contribution Agreement, a bank balance in the amount of € 50,000. Siemens AG shall be admitted to subscribe to the new shares. The contribution in kind shall be rendered by transferring 109,773,300 company shares in OSRAM GmbH corresponding to 19.5 % of the subscribed capital in OSRAM GmbH. Siemens AG will render the contribution in kind in accordance with this Contribution Agreement.

Now, therefore, the Parties agree as follows:

§ 1

Subject of the Contribution, Transfer

1.1	Siemens AG contributes 109,773,300 company shares in OSRAM GmbH listed with numbers 1 through 109,773,300 in the shareholders list of OSRAM GmbH (the “Contributed Company Shares”) to OSRAM Licht AG as a contribution in kind.

1.2	The contribution of the Contributed Company Shares occurs with economic effect as of 1 October 2012, 0:00 hours (the “Contribution Effective Date”).

1.3	The contribution includes all related rights and duties, including the right to a distribution of the profit for the time commencing with the Contribution Effective Date.

1.4	Siemens AG hereby assigns the Contributed Company Shares to OSRAM Licht AG, which accepts the assignment, with in rem effect (dinglich) as of the point in time this Contribution Agreement taking effect in accordance with § 4.

§ 2

Accounting

2.1	OSRAM Licht AG assumes the book values of the Contributed Company Shares from Siemens AG for its commercial accounting.

2.2	OSRAM Licht AG will value the Contributed Company Shares at the fair market value in the tax accounting of OSRAM Licht AG.

§ 3

Consideration; Capital Increase

3.1	OSRAM Licht AG is granting to Siemens AG 20,364,433 shares of no par value (registered shares) in OSRAM Licht AG each representing a proportionate amount in the capital stock of € 1 (the “Granted Shares”) as consideration for the contribution of the Contributed Company Shares. In addition, OSRAM Licht AG will pay to Siemens AG an amount of € 50,000 as further consideration for the Contributed Company Shares (the “Cash Payment”), which is due upon registration of the implementation of the capital increase with the register of companies for OSRAM Licht AG and must be transferred to an account to be designated by Siemens AG.

3.2	In order to implement the contribution, OSRAM Licht AG will increase its capital stock from € 50,000 by € 20,364,433 to € 20,414,433 by issuing 20,364,433 shares of no par value (registered shares) in OSRAM Licht AG. A portion of € 1 in the amount of the increase in the capital stock is attributed to each new share.

3.3	The Granted Shares are entitled to participate in profits for fiscal years commencing on 1 October 2012.

3.4	To the extent that the book value at which the contribution in kind rendered by Siemens AG is assumed by OSRAM Licht AG exceeds the amount of the capital stock increase plus the cash payment set forth in § 3.2, this amount will be booked to the capital reserve of OSRAM Licht AG pursuant to Section 272 (2) no. 1 German Commercial Code (Handelsgesetzbuch, “HGB”).

§ 4

Effectiveness

This Contribution Agreements takes effect upon

(1)	the shareholders’ meeting of OSRAM Licht AG approving this Contribution Agreement as a post-formation agreement, and

(2)	this Contribution Agreement as a post-formation agreement being registered with the register of companies.

§ 5

Warranty

5.1	Siemens AG warrants as of the point in time this Contribution Agreement taking effect in accordance with § 4 that it is the holder of the Contributed Capital Shares and that Siemens AG can freely dispose of the Contributed Company Shares and that they are not encumbered with rights of third parties. Any further quality of the Contributed Shares, especially certain characteristics or a recoverability of the enterprise OSRAM GmbH, is not agreed.

5.2	To the extent legally permissible, all rights and warranties which could exist under the statutory provisions or otherwise in addition to those in para. 1 are excluded. The provision in this paragraph applies for all rights and warranties, regardless of the legal nature (contractual, pre-contractual, under tort or other rights and warranties) and especially also for those rights which could result in the cancellation or unwinding of this Contribution Agreement or a similar legal effect.

§ 6

Costs

Siemens AG bears the costs arising for the notarization of this Contribution Agreement and its implementation up to the time of registration with the register of companies (including the costs for the audit of the contribution in kind and the post-formation audit as well as the corresponding costs for advisors, the costs for the shareholders’ meeting of OSRAM Licht AG and the costs for filing and registration with the register of companies).

§ 7

Final Provisions

7.1	The Parties will initiate and cooperate in all necessary or appropriate measures and legal acts in order to transfer the Contributed Company Shares.

7.2	All disputes resulting between the Parties under or in connection with this Contribution Agreement or with regard to its validity will be finally decided by an arbitral tribunal in accordance with the Rules of Arbitration of the German Institution for Arbitration e.V. (Deutsche Institution für Schiedsgerichtsbarkeit e.V., “DIS”) in the respectively valid version, and recourse to the jurisdiction of the state courts is excluded (except for measures involving summary relief). The location of the arbitration proceedings is in Munich. The number of arbitrators is three. The chairman must have the qualification for judicial office in the Federal Republic of Germany. The language of the proceedings is German, but no Party is required to provide translations of documents submitted in English for purposes of evidence or for similar purposes. To the extent that the DIS Rules of Arbitration do not contain a provision for arbitration proceedings or the proceedings are placed in the free discretion of the arbitral tribunal, the provisions of the German Code of Civil Procedure (Zivilprozessordnung, “ZPO”) must be applied accordingly.

7.3	Amendments and supplements to this Spin-off and Transfer Agreement, including an amendment to or contracting out of this provision, require written form unless stricter requirements of form must be complied with.

7.4	If one or more provisions in this Contribution Agreement is or becomes completely or partially void, invalid or unenforceable, the validity of this Contribution Agreement and its other provisions will not be affected. Instead of the void, invalid or unenforceable provision, that provision is supposed to apply which comes as close as possible in terms of form, content, sight, volume and territorial applicability to what was intended by the Parties according to the commercial intent and purpose of the void, invalid, or unenforceable provision. This applies accordingly for any gaps in this Contribution Agreement.

Annex 3.1 to the

Spin-off and Transfer Agreement

Spin-off Statements of Financial Position

ASSETS			LIABILITIES AND EQUITY
	Euro		Euro
NON-CURRENT ASSETS		EQUITY	1,667,617,819.32

Financial assets
Holdings in subsidiaries	1,667,617,819.32

	1,667,617,819.32		1,667,617,819.32

Annex 11.1 to the

Spin-off and Transfer Agreement

List of Stock Entitlements

(This list does not include those Stock Entitlements which will already have been fulfilled at the expected point of time when the Spin-off takes effect in April 2013. This list does further not contain a statement about which specific Stock Entitlements have been granted to which individual Beneficiaries.)

1.	Stock Entitlements to members of the Managing Board of Siemens AG

1.1	Siemens Stock Awards 2010, for which the provisions in the management guideline dated November 2010 apply (“VS-Stock Awards-2010”).

1.2	Siemens Stock Awards 2011, for which the provisions in the management guideline dated December 2010 apply (“VS-Stock Awards-2011”).

1.3	Siemens Stock Awards 2012, for which the provisions in the management guideline dated November 2011 apply (“VS-Stock Awards-2012”).

1.4	Bonus Awards 2011, for which the provisions in the management guideline dated December 2010 apply (“VS-Bonus-2011”).

1.5	Bonus Awards 2012, for which the provisions in the management guideline dated November 2011 apply (“VS-Bonus-2012”).

1.6	Siemens Stock Awards 2010, for which the provisions in the management guideline dated November 2010 apply (“MA-Stock Awards-2010”).

1.7	Siemens Stock Awards 2011, for which the provisions in the management guideline dated November 2011 apply (“MA-Stock Awards-2011”).

1.8	Siemens Group Share Matching Plan Tranche 2011, for which the provisions in the Share Matching Plan Guideline in the version dated November 2010 apply (“SMP-2011”).

1.9	Base Share Program Tranche 2011, for which the provisions in the terms and conditions of the program in the version dated November 2010 apply (“BAP-2011”).

2.	Stock Entitlements to other Beneficiaries

2.1	Siemens Stock Awards 2010, for which the provisions in the management guideline dated November 2010 apply (“VS-Stock Awards-2010”).

2.2	Siemens Stock Awards 2011, for which the provisions in the management guideline dated December 2010 apply (“VS-Stock Awards-2011”).

2.3	Siemens Stock Awards 2012 (quarterly special allocation), for which the provisions in the management guideline dated November 2011 apply (“VS-Stock Awards-2012”).

2.4	Bonus Awards 2011, for which the provisions in the management guideline dated December 2010 apply (“VS-Bonus-2011”).

2.5	Siemens Stock Awards 2010 for which the provisions in the guideline dated November 2010 apply (“MA-Stock Awards-2010”).

2.6	Siemens Stock Awards 2011 for which the provisions in the guideline dated November 2011 apply (“MA-Stock Awards-2011”).

2.7	Siemens Stock Awards 2012 for which the provisions in the guideline dated November 2012 apply (“MA-Stock Awards-2012”).

2.8	Siemens Stock Awards 2011 (quarterly special allocation) for which the provisions in the guideline dated November 2010 apply (“MA-Stock Awards-SZ-2011”).

2.9	Siemens Stock Awards 2012 (quarterly special allocation) for which the provisions in the guideline dated November 2012 apply (“MA-Stock Awards-SZ-2012”).

2.10	Siemens Group Share Matching Plan Tranche 2011, for which the provisions in the Share Matching Plan Guideline in the version dated November 2010 apply (“SMP-2011”).

2.11	Siemens Group Share Matching Plan Tranche 2012, for which the provisions in the Share Matching Plan Guideline in the version dated November 2011 apply (“SMP-2012”).

2.12	Siemens Group Share Matching Plan Tranche 2013 for which the offer period ends in December 2012 and for which the provisions in the Share Matching Plan Guideline in the version dated November 2011 apply (“SMP-2013”).

2.13	Base Share Program Tranche 2011 for which the provisions in the terms and conditions of the program in the version dated November 2010 apply (“BAP-2011”).

2.14	Base Share Program Tranche 2012, for which the offer period ends in December 2012 and for which the provisions in the terms and conditions of the program in the version dated November 2010 apply (“BAP-2012”).

2.15	Base Share Program Tranche 2013, for which the offer period ends in December 2012 and for which the provisions in the terms and conditions of the program in the version dated November 2010 apply (“BAP-2013”).

2.16	Awards for jubilee shares in accordance with the general shop agreement of Siemens AG (CHR Circular no. 004/2009) dated 8 October 2008 and corresponding shop agreements of other companies in the Siemens Group.

2.17	Awards of jubilee shares for senior executives in accordance with the Agreement of Siemens AG (CD E-Circular no. 07/2010) dated 21 December 2009 and corresponding provisions for other companies in the Siemens Group.

Annex 11.2 a) to the

Spin-off and Transfer Agreement

Adjustment of Stock Entitlements for Beneficiaries who are not covered by § 11.2 b)

The Stock Entitlements listed in Annex 11.1 to the Spin-off and Transfer Agreement to Beneficiaries who are not covered by § 11.2 b) will be adjusted as follows pursuant to Sections 23, 125, 133 German Transformation Act (Umwandlungsgesetz, “UmwG”) in conjunction with any provisions in the respective Stock Entitlements which are applicable in the case of the spin-off:

a)	In the case of the Stock Entitlements becoming due (regularly or early), the Beneficiary will receive, in addition to the number of shares of no par value (registered shares) in Siemens AG for which a claim exists when it becomes due (even if this claim is compensated in cash after a discretionary decision or this is normally the case) (the “Due Siemens Shares”), in each case a cash compensation for the mathematical number of shares in OSRAM Licht AG which result from the ratio established in § 10.1 of the Spin-off and Transfer Agreement based on the number of Due Siemens Shares. The amount of the cash compensation will be determined according to the underlying provisions of the respective Stock Entitlement which would apply for a cash compensation respectively a cash offset for shares in Siemens AG, provided that the relevant price for the stock of OSRAM Licht AG replaces the relevant price for the stock in Siemens AG. The preceding rule applies accordingly in the situation that an additional mathematical amount of Siemens shares will be recompensed by cash compensation according to the provisions of the underlying Stock Entitlement when a specific grade of target achievement is exceeded; in this case, when the Stock Entitlements are due the mathematical Siemens shares are deemed to be Due Siemens Shares for the purpose of this lit. a).

b)	The provision in lit. a) also applies in the event that upon application of the provision on adjustment in lit. a), a claim for cash compensation for a (mathematical) fractional share in OSRAM Licht AG results. The amount of the cash compensation corresponds to the (commercially rounded) portion of the amount of the cash compensation which results under lit. a) for an entire share in OSRAM Licht AG corresponding to the portion of the (commercially rounded) fractional share in OSRAM Licht AG.

c)	To the extent that the underlying provisions in the respective Stock Entitlements, for example for the SMP-2011, the SMP-2012 and the SMP-2013, require an investment in shares of Siemens AG, no adjustment with respect to these investments will occur.

d)	If the number of shares to be granted respectively the specific claim based on the underlying provisions of the Stock Entitlements, for example the MA-Stock Awards-2011, depends on achieving certain targets and this achieving of targets is influenced, among other aspects, by how the stock exchange price of the Siemens share develops during the vesting period of the Stock Entitlements compared to the stock exchange prices of certain other companies, the respectively responsible corporate body can deviate from the requirements of the underlying provisions when determining the stock prices after the closing of the spin-off if the corresponding prerequisites for this under the respectively applicable underlying provisions of the Stock Entitlements have occurred as a consequence of the spin-off.

e)	The above provisions do not apply to Stock Entitlements for jubilee shares so that no adjustment will be made for these Stock Entitlements.

f)	Aside from this, the other underlying provisions of the Stock Entitlements are not affected by the closing of the spin-off. This also applies for any reservations in the provisions of the Stock Entitlements about offsetting or compensating claims for shares in Siemens AG with cash.

g)	An adjustment under the above provisions does not take place due to the spin-off to the extent that an adjustment is precluded or there is an agreement otherwise in an individual case or if this does not occur in jurisdictions outside of Germany in light of regulatory requirements.

The adjustment as described before will take place in each case by the company in the Siemens Group respectively the future OSRAM Group which is under the obligation pursuant to the Stock Entitlements at the closing of the spin-off and will be carried out there by the relevant corporate body. Agreements between companies in the Siemens Group (including the future OSRAM Group) about the technical handling of the payment of the adjustment or the internal allocation of the burden are not affected by this.

Annex 11.2 b) to the

Spin-off and Transfer Agreement

Adjustment of the rights under Stock Entitlements to members of corporate bodies and employees of the future OSRAM Group who leave the Siemens Group as a direct consequence of the closing of the spin-off

The Stock Entitlements to Beneficiaries in the OSRAM Group who leave the Siemens Group as a direct consequence of the closing of the spin-off as listed in Annex 11.1 to the Spin-off and Transfer Agreement will be compensated as follows in accordance with Sections 23, 125 German Transformation Act (Umwandlungsgesetz, “UmwG”) in conjunction with any provisions of the respective Stock Entitlements that are applicable in the case of the spin-off respectively the departure from the Siemens Group:

a)	The claims of the Beneficiaries under the Stock Entitlements cease to exist upon the closing of the spin-off and will be compensated respectively offset in cash without undue delay after the closing of the spin-off in accordance with the following lit. b) through lit. d).

b)

MA-Stock Awards-2010, VS-Stock Awards-2010, VS-Stock Awards-2011 and VS-Bonus Awards-2011 as well as VS-Stock Awards-2012. In order to determine the cash amount, clause 9 (3) of the provisions in the MA-Stock Awards-2010 respectively clause 8 (3) of the provisions in the VS-Stock Awards-2010, the

VS-Stock Awards-2011 (also in conjunction with clause 3 of the VS-Bonus Awards-2011) as well as the VS-Stock Awards-2012 provides as follows with regard to a group company leaving the Siemens Group: The cash settlement will be determined in accordance with the accounting and valuation regulations of Siemens AG in effect at the time of the Beneficiary’s departure, as the difference between the market price of the Siemens share and the net present value of the dividends expected until the end of the vesting period. In this case, the market price is the closing price of the Siemens share in the XETRA trading system (or comparable successor system) on the date of departure.

This results accordingly in a cash amount for each share in the MA-Stock Award-2010, VS-Stock Award-2010, VS-Stock Award-2011 and VS-Bonus Award-2011 as well as VS-Stock Award-2012 in the amount of the closing price of the Siemens share in XETRA trading (or a comparable successor system) on the date of the closing of the spin-off minus the present value of the dividends expected as of the end of the vesting period. The vesting period for the MA-Stock Awards-2010 and VS-Stock Awards-2010 ends on the second day after the publication of the figures for fiscal year in the calendar year 2013, for the VS-Stock Awards-2011 and the VS-Bonus Awards-2011 on the second day after the publication of the figures for fiscal year in the calendar year 2015 and the vesting period for the VS-Stock Awards-2012 on the second day after the publication of the figures for fiscal year in the calendar year 2016.

c)	MA-Stock Awards-2011, MA-Stock Awards-SZ-2011, MA-Stock Awards-2012 and MA-Stock Awards-SZ-2012. In order to determine the present value, clauses 6 (1) and 6 (4) of the provisions of the MA-Stock Awards-2011 as well as the MA-Stock Awards-2012 as well as Clause 5 (1) and 5 (4) of the MA-Stock Awards-SZ-2011 as well as the MA-Stock Awards-SZ-2012 concerning the departure of a group company from the Siemens Group provide as follows: The amount of the cash payment per Siemens Stock Award in this case will be equivalent to the closing share price of the Siemens share in the Xetra trading (or a comparable successor system), less the present value of the dividends expected by the end of the Vesting Period. The applicable date for the calculation of the cash payment will be the closing date of the corporate transaction. If no Xetra trading takes place on the closing date, the pertinent date will be the next possible Xetra trading day after the closing date.

This results accordingly in a cash amount for each stock award allocated under the above mentioned provisions in the amount of the closing price of the Siemens stock in XETRA trading (or a comparable successor system) on the date of the closing of the spin-off minus the present value of the dividends of Siemens AG expected up to the end of the vesting period. The respective vesting period ends on the second day after the publication of the profit for the fiscal year in the calendar year 2015 (for MA-Stock Awards-2011) respectively in the calendar year 2016 (for MA-Stock Awards-2012) respectively on the second day after the publication of the profit for the quarter preceding the fourth anniversary of the respective allocation (for MA-Stock Awards-SZ-2011 and MA-Stock Awards-SZ-2012).

d)	SMP-2011, BAP-2011, SMP-2012, BAP-2012, SMP-2013 and BAP-2013. In order to determine the cash amount, Clause 6.2 (iv) of the terms and conditions of the SMP-2011 respectively Clause 1 of the program terms and conditions of the BAP-2011 in conjunction with Clause 6.2 (iv) of the terms and conditions of the SMP-2011 provide as follows: In the event of a divestiture of the employing Company or Group Company, if the Participant does not continue to be employed by [such] company […] after the effective date of such divestiture (due to the termination of employment of that Participant or due to a change in control in the employing Group Company), he/she is only entitled to a cash compensation in lieu of Matching Shares to be calculated in accordance with [..] provision 6.2 (ii) […] as of the effective date.

In order to determine the cash amount, Clause 6.2 (iv) of the terms and conditions of the SMP-2012 and the SMP-2013 respectively Clause 1 of the terms and conditions of the program for the BAP-2012 and the BAP-2013 in conjunction with Clause 6.2 (iv) of the terms and conditions of the SMP-2012 respectively Clause 6.2 (iv) of the terms and conditions of the SMP-2013 provide as follows: In the event of a corporate transaction (a merger, demerger, asset sale, sale of shares, business transfer or any measure which leads to a change of control) related to the employing company or Group Company, if as an automatic consequence of such corporate transaction, the Participant does not continue to be employed by the company qualifying as a Group Company immediately after the effective date of such corporate transaction, such Participant will only be entitled to a cash compensation in lieu of Matching Shares to be calculated in accordance with […] provision [6.2 (ii)] […] as of the effective date of the corporate transaction.

Clause 6.2 (ii) of the terms and conditions of the SMP-2011, the SMP-2012 and the SMP-2013 and Clause 1 of the terms and conditions of the program for the BAP-2011, the BAP-2012 as well as the BAP-2013 in conjunction with Clause 6.2 (ii) of the terms and conditions of the SMP-2011, the SMP-2012 respectively SMP-2013 provide, among other points, as follows: This cash compensation is calculated on a pro-rata-temporis basis for the portion of the Vesting Period that has passed based on the closing share price of the Siemens share in the XETRA trading on the last XETRA trading day of the month in which the employment of the Participant ended or the Participant retired or died.

This results in a cash amount for each matching share awarded under the SMP-2011, the BAP-2011, the SMP-2012, the BAP-2012, the SMP-2013 as well as the BAP-2013 in the amount of that portion of the closing price of the Siemens share in XETRA trading on the date of the closing of the spin-off which corresponds to the amount of time in the holding period up to the date of the closing of the spin-off compared to the entire duration of the holding period. The holding period begins in each case on the tenth XETRA trading day of the month of February of the calendar year corresponding to the designation of the year for the relevant program and ends at the expiration of 31 January of the third calendar year after that calendar year.

Stock Entitlements for Siemens jubilee shares for the period after the closing of the spin-off do not exist for the group of persons dealt with here.

A payment of compensation or as an offset under the above provisions does not take place to the extent that such a payment is precluded or there is an agreement otherwise in the individual case.

Taxes and public levies on the cash offset respectively the cash compensation must be borne by the Beneficiary under the respective provisions of the Stock Entitlements.

The payment of the offset or the compensation will take place in each case by the company in the Siemens Group respectively the future OSRAM Group which is under the obligation pursuant to the Stock Entitlements at the closing of the spin-off and will be carried out there by the relevant corporate body. Agreements between companies in the Siemens Group (including the future OSRAM Group) about the technical handling of the payment of the offset or the compensation or the internal allocation of the burden are not affected by this.

Annex 11.3 to the

Spin-off and Transfer Agreement

Treatment of the Warrants dated February 2012

ISIN DE000A1G0WE3 | WKN A1G0WE

as well as

ISIN DE000A1G0WF0 | WKN A1G0WF

Pursuant to Section 23 German Transformation Act (Umwandlungsgesetz, “UmwG”), it is not necessary to grant rights that are comparable for the above designated warrants issued by Siemens AG in February 2012 in connection with bonds of Siemens Financieringsmaatschappij N.V. because specific contractual arrangements exist which do not require any additional provision. § 6 (6) of the Terms and Conditions of the Warrants provides as follows:

(6)	Other Reorganization

In the event of a split up of the Issuer (§ 123(1) of the German Transformation Act; Aufspaltung) or a spin off (§ 123(2) of the German Transformation Act; Abspaltung) on or prior to the last day on which Shares are delivered pursuant to § 4(1), a Warrantholder, upon exercise of the Option Right, shall (in the case of a spin off with respect to assets of the Issuer, in addition to the right to receive Shares upon exercise of the Option Right) be entitled to one or more share(s) per Warrant in the acquiring entity or entities, as the case may be (the “Acquiring Entity Shares”) at such Strike Price with respect to the Acquiring Entity Shares as is calculated pursuant to the following formula, and thereafter the provisions of these Terms and Conditions of the Warrants (in the case of a spin-off with respect to assets of the Issuer in addition to the right to receive Shares upon exercise of the Option Right) shall apply to the Acquiring Entity Shares as if they were Shares:

E' = E x	1
AS

whereby:

E'	=	the Strike Price with respect to the Acquiring Entity Shares,
E	=	the Strike Price on the Record Date (as defined in § 6(12)), and
AS	=	the number of Acquiring Entity Shares to which a shareholder of the Issuer is entitled with respect to one Share.

This provision leads to the following treatment of warrantholders when the spin-off takes effect: A warrantholder is, in the event of an exercise of the option, entitled to OSRAM Licht AG shares at a calculated Strike Price per share of € 1,040.0180, namely: E' = 104.0018 x (1 :0.1) subject to adjustments in the Strike Price related to the Siemens AG shares under the Terms and Conditions of Warrants in the period until the spin-off takes effect (in addition to the right to receive Siemens shares upon exercise of the option right). The number of additional OSRAM Licht AG shares to be delivered per warrant is calculated as follows: € 187,842.81 (nominal amount of the corresponding bond converted into Euro pursuant to § 2 para. 1 of the terms and conditions of warrants) divided by the calculated Strike Price of € 1,040.0180 = 180.6150 OSRAM Licht AG shares per warrant in addition to the right to receive Siemens shares upon exercise of the option right. This adjustment does not occur with regard to warrants which have already been exercised prior to the spin-off taking effect or which have been acquired back by Siemens AG before or after this point in time or which have been exchanged for other securities and canceled.

The number of the OSRAM Licht AG shares to be delivered per warrant during the remaining term of the warrants is subject in turn to adjustments as contemplated in the Terms and Conditions of Warrants.

Annex 13.1 to the

Spin-off and Listing Agreement

ARTICLES OF ASSOCIATION

of

OSRAM Licht AG

I.

GENERAL PROVISIONS

§ 1

Name and Registered Office

(1)	The company name of the Company is OSRAM Licht AG.

(2)	The Company has its registered office in Munich.

§ 2

Corporate Purpose

(1)	The corporate purpose of the Company is heading a group of enterprises which are active in the following areas:

(a)	the development, design, manufacture and distribution of lighting, lighting fixtures and photonic, especially light converting products, systems and solutions, including light bulbs, lights, operating and manufacturing equipment and machinery, control systems, upstream products, parts and accessories for such products, systems and solutions;

(b)	the provision of consulting, servicing and other services in the areas set forth in lit. (a).

(2)	The Company can be active on its own in the areas designated in paragraph 1. It is authorized to engage in all actions and take all measures and can operate all businesses which relate to the corporate purpose or which are directly or indirectly suitable for serving the corporate purpose. The Company can also establish, acquire and participate in other enterprises in Germany and foreign countries as well as control such enterprises or limit itself to the administration of the participation. The Company can completely or partially have its operations, including the participations it holds, conducted by affiliated companies or transfer or outsource its operations to such affiliated companies and conclude corporate group agreements. The Company can also establish branches and permanent establishments in Germany and in foreign countries. The Company can limit its activity to a part of the areas designated in paragraph 1.

§ 3

Announcements and Transmission of Information

(1)	The announcements of the Company are made in the Federal Gazette (Bundesanzeiger). If another form of making announcements is mandated by law, that form of making announcements takes the place of the Federal Gazette.

(2)	Information to the shareholders of the Company can also be transmitted by way of data transmission to the extent this is legally permissible.

II.

Capital Stock and Shares

§ 4

Capital Stock and Shares

(1)	The capital stock of the Company amounts to € 104,689,400 (in words: one hundred four million six hundred eighty nine thousand four hundred Euro).

(2)	The capital stock is divided into 104,689,400 shares of no par value (registered shares). The shareholders of the Company must provide the information required by law to the Company for registration in the share register; electronic mailing addresses and any changes in them should be stated in each case in order to facilitate communications.

(3)	Any claim of shareholders to certification of their shares is excluded to the extent this is legally permissible and certification is not required according to the rules applicable at an exchange on which the shares are admitted to trading. The Company is entitled to issue share documents which embody the individual shares (individual share) or multiple shares (global certificates). Any claim of the shareholders for the issuance of dividend certificates and renewal certificates is excluded.

(4)	The form and content of share certificates, any dividend certificates and renewal certificates will be determined by the Managing Board. This also applies for bonds and interest coupons.

(5)	The Managing Board is authorized to increase the capital stock of the Company in the period up to 28 February 2018 once or multiple times with the consent of the Supervisory Board by a total of up to € 52,344,700 by issuing up to 52,344,700 new shares of no par value (registered shares) in exchange for cash contributions and/or contributions in kind (Authorized Capital 2013).

The new shares must be offered to the shareholders for subscription as a general rule; they can also be assumed by credit institutions or enterprises within the meaning of Section 186 (5) sentence 1 German Stock Corporations Act (Aktiengesetz, “AktG”) with the obligation to offer them for purchase to the shareholders.

However, the Managing Board is authorized to completely or partially exclude the subscription right of the shareholders with the consent of the Supervisory Board,

(i)	in order to realize remainder amounts by excluding the subscription right;

(ii)	in the case of capital increases in exchange for contributions in kind, especially in the context of corporate mergers or for the purpose of (also indirectly) acquiring enterprises, portions of enterprises, participations in other enterprises or other assets or claims for the acquisition of assets;

(iii)

if the new shares are issued in exchange for cash contributions and the issuing price of the new shares does not materially fall below the exchange price of the already listed shares of the Company at the time of the final fixing of the issuing price, which is supposed to occur as close as possible to the placement of the shares, and the portion of the capital stock attributed mathematically to the new shares in total does not exceed the threshold of 10% of the capital stock of the Company either at the time when this authorization takes effect or at the time of the exercise of the authorization. Those shares must be taken into account with regard to this limit which have been issued or sold subject to exclusion of the subscription right of the shareholders during the time when this authorization is in effect up to the time of exercise of the respective authorization in direct or corresponding application of Section 186 (3) sentence 4 AktG. Those shares must also be taken into account which have been issued or can still be issued by the Company on the basis of convertible bonds/bonds with warrants issued as of the point in time of the respective exercise of the authorization if the convertible bonds/bonds with warrants were issued by the Company or group companies subject to exclusion of the subscription right of the shareholders in direct or corresponding application of Section 186 (3) sentence 4 AktG after this authorization takes effect;

(iv)	for issuance of shares to employees of the company and employees and board members of subordinated affiliated companies, and, in addition, with regard to employees in accordance with the requirements of Section 204 (3) AktG;

(v)	as well as (a) to the extent in which the exclusion of the subscription right is necessary to service duties to acquire or rights to acquire OSRAM Licht shares under or in connection with convertible bonds/bonds with warrants issued by the Company or group companies, as well as (b) to the extent that the exclusion of the subscription right is required to protect against dilution in order to grant subscription rights to shares of the Company to the holders or creditors of the convertible bonds or warrants under bonds with warrants (or a combination of these instruments) issued by the Company or group companies to the extent that these holders would have these rights if the respective warrants or conversion rights had already been exercised or the respective duties to convert or duties to exercise warrants had already been fulfilled or shares had already been put for purchase.

The Managing Board is authorized, with the consent of the Supervisory Board, to determine the further details of the capital increases under the Authorized Capital 2013 and its implementation, especially the further content of the rights linked to the shares and the terms and conditions of issuing the shares.

(6)	The capital stock is conditionally increased by up to € 10,207,216. The conditional capital increase will be implemented by issuing up to 10,207,216 registered shares with an authorization to participate in the dividends commencing with the beginning of the fiscal years in which they are issued only to the extent that holders or creditors of convertible bonds or warrants under bonds with warrants issued on the basis of the authorization of the Managing Board by the shareholders’ meeting of [date of the shareholders’ meeting that resolves authorization in accordance with § 13.3 of the Spin-off and Transfer Agreement] make use of their conversion rights or rights under warrants or satisfy their duties to convert or duties under warrants or shares have already been put for purchase and to the extent that other forms of performance are not used to service these obligations (Conditional Capital 2013). The issuance of the new shares will be in accordance with the above designated authorizing resolution in each case at conversion prices/prices under warrants to be determined. The Managing Board is authorized to determine the further details for implementing the conditional capital increase.

III.

Managing Board

§ 5

Composition and Rules of Procedure

(1)	The Managing Board consists of more than one member. The Supervisory Board will determine the number of the members of the Managing Board.

(2)	The Supervisory Board can appoint a chief executive officer as well as a vice-chief executive officer.

(3)	The appointment of members of the Managing Board, the conclusion of the service agreements and the revocation of the appointment as well as the amendment and termination of the service agreements will take place through the Supervisory Board. The Supervisory Board determines the allocation of responsibilities for the members of the Managing Board and can issue Rules of Procedure for the Managing Board.

§ 6

Management and Representation of the Company

(1)	The Managing Board leads the Company on its own responsibility. The members of the Managing Board are required with regard to the Company to comply with the restrictions which the shareholders’ meeting, the Articles of Association, the Supervisory Board or the Rules of Procedure have made for the managing authority within the parameters under statutory provisions.

(2)

The Company is legally represented by two members of the Managing Board or by one member of the Managing Board acting jointly with a holder of registered signing authority (Prokurist). The Supervisory Board can generally or in specific cases release all or individual members of the Managing Board from the prohibition on representing multiple parties pursuant to Section 181 2nd alternative German Civil Code (Bürgerliches Gesetzbuch, “BGB”); Section 112 AktG is not affected. Aside from this, the Company is represented by holders of registered signing authority or other authorized signatories as determined in more detail by the Managing Board.

IV.

SUPERVISORY BOARD

§ 7

Composition, Election, Term of Office

(1)	The Supervisory Board consists of twelve members, six of whom are elected by the shareholders’ meeting and six of whom are elected in accordance with the German Act on Co-Determination (Mitbestimmungsgesetz).

(2)	The members of the Supervisory Board are appointed until the end of the shareholders’ meeting which resolves on the ratification of actions (Entlastung) for the fourth fiscal year after the beginning of the term of office, subject to any determination of the term of office otherwise at the time of the election. The fiscal year in which the term of office begins is not taken into account. A replacement election for a member leaving prior to expiration of his/her term of office will take place for the remainder of the term of office of the departing member. This applies accordingly if a replacement election becomes necessary due to an election being challenged.

(3)

The shareholders’ meeting can appoint substitute members simultaneously for the members of the Supervisory Board to be elected by the shareholders’ meeting who take the place of members of the Supervisory Board representing the shareholders who leave early or who leave as the result of the election being challenged in a sequence to be determined at the election. If a substitute member takes the place of the departing member, the office of the substitute member ends at the end of the shareholders’ meeting in which a replacement election takes place pursuant to the above § 7 para. 2, but at the latest upon expiration of the term of office of the departing member of the Supervisory Board. If the substitute member leaving as a consequence of a replacement election has been appointed for several members of the Supervisory Board, that substitute member’s position as a substitute member again exists. The election of substitute members for the members of the Supervisory Board representing the employees is governed under the German Act on Co-Determination.

(4)	Each member of the Supervisory Board and substitute member can resign from office even without just cause (wichtiger Grund) by written declaration issued to the chairman of the Supervisory Board or, in the case of a resignation from office by the chairman, to the vice-chairman in accordance with § 8 para. 1 sentence 1, with four weeks’ notice. The chairman of the Supervisory Board or, in the case of resignation by the chairman of the Supervisory Board, the vice-chairman under § 8 para. 1 sentence 1 can shorten the notice period or waive compliance with the notice period.

§ 8

Chairman and Vice-Chairman

(1)	The Supervisory Board will elect from among its members a chairman and a vice-chairman in accordance with the German Act on Co-determination. The Supervisors Board can elect one or more additional vice-chairman for the election of whom Section 27 of the German Act on Co-determination does not apply. The election should take place following the shareholders’ meeting in which the members of the Supervisory Board to be elected by the shareholders’ meeting have been newly elected; no special invitation is required for this meeting.

(2)	The term of office of the chairman and his/her vice-chairmen corresponds to their terms of office as members of the Supervisory Board unless a shorter term of office is determined at the election.

(3)	If the chairman or his/her vice-chairman under § 8 para. 1 sentence 1 leaves office early, a new election for that office must be conducted without undue delay. A revocation of the election of the chairman or his/her vice-chairman under § 8 para. 1 sentence 1 is only permissible for just cause. Just cause is deemed also to exist if the chairman or his/her vice-chairman under § 8 para. 1 sentence 1 is permanently prevented from performing his/her office. The revocation of the election of the chairman and the vice-chairman under § 8 para. 1 sentence 1 is governed accordingly by the provisions of the German Act on Co-determination on their election.

(4)	A vice-chairman has the same rights as the chairman in all situations in which the vice-chairman acts as the representative of the chairman in the case of his/her hindrance, except for the second vote belonging to the chairman under the German Act on Co-determination or these Articles of Association.

(5)	Declarations of intent by the Supervisory Board will be issued in the name of the Supervisory Board by the chairman or his/her vice-chairman under § 8 para. 1 sentence 1 in the case of hindrance of the chairman. The chairman, and in the case of hindrance of the chairman, the vice-chairman under § 8 para. 1 sentence 1, are authorized to receive declarations on behalf of the Supervisory Board.

§ 9

Rights and Duties of the Supervisory Board

(1)	The Supervisory Board has all responsibilities and rights assigned to the Supervisory Board by law and these Articles of Association.

(2)	The Supervisory Board must determine in the Rules of Procedure for the Managing Board or the Supervisory Board or by resolution that certain transactions or types of transactions can only be made with the consent of the Supervisory Board.

(3)	The Supervisory Board can grant in advance, subject to revocation, the consent to a certain class of transactions in general or in the event that the specific transaction satisfies certain requirements.

(4)	The Supervisory Board is authorized to resolve amendments to the Articles of Association which only relate to the wording.

§ 10

Rules of Procedure, Delegation, Committees

(1)	The Supervisory Board will establish for itself Rules of Procedure within the parameters set by the legal provisions and the provisions in these Articles of Association.

(2)	The Supervisory Board can establish committees in accordance with the statutory provisions. To the extent that the law or the Articles of Association permit, the Supervisory Board can delegate its responsibilities, authority to make decisions and rights to its chairman, one of its members or to committees established from among its members. The composition, authorities and procedures for the committees will be determined by the Supervisory Board.

(3)	In any event, immediately after the election of the chairman of the Supervisory Board and his/her vice-chairman under § 8 para. 1 sentence 1, the Supervisory Board will establish the committee required to be established pursuant to Section 27 (3) German Act on Co-determination, in which the chairman of the Supervisory Board, his/her vice-chairman under § 8 para. 1 sentence 1 as well as one member each from the members of the Supervisory Board representing the employees and one member of the Supervisory Board representing the shareholders chosen by a majority of the votes cast will belong. This Committee will have the responsibility set forth in Section 31 (3) sentence 1 of the German Act on Co-determination.

§ 11

Meetings and Resolutions of the Supervisory Board

(1)	The meetings of the Supervisory Board will be called by the chairman or, if the chairman is hindered, by a vice-chairman with a notice period of at least fourteen days, whereby the date of dispatching the invitation and the date of the meeting are not included in the calculation. This notice period can be shortened in urgent situations. The meeting can be called in writing, orally, by telephone, by telefax, by email or by way of other common means of communication. Aside from this, the statutory provisions as well as the provisions in the Rules of Procedure for the Supervisory Board apply with regard to calling a meeting of the Supervisory Board.

(2)	The meetings of the Supervisory Board are chaired by the chairman or, if the chairman is hindered, by a vice-chairman.

(3)	As ordered by the chairman or, if the chairman is hindered, a vice-chairman, or with consent of all members of the Supervisory Board, meetings can also be conducted in the form of a telephone conference or by way of electronic means of communication (especially video conference), and individual members of the Supervisory Board can participate in meetings by telephone or by way of electronic means of communication (especially video transmission). The Supervisory Board can regulate the further details in its Rules of Procedure.

(4)

Resolutions of the Supervisory Board are normally adopted in meetings. Absent members of the Supervisory Board can also participate in adopting resolutions of the Supervisory Board by having their written votes handed over by another member of the Supervisory Board. Adopting resolutions about items on the agenda which were not included in the invitation and were also not notified by the third day prior to the meeting is only permissible if no member of the Supervisory Board objects. In such situation, absent members must be given the opportunity to object to the adoption of the resolution or cast their votes in writing, orally, by telephone, by telefax, by email or by way of other common means of communication within a reasonable deadline to be determined by the chairman of the Supervisory Board or, if the chairman is hindered by a vice-chairman. The resolution only takes effect if no absent member of the Supervisory Board has objected within the deadline. Members of the Supervisory Board who participate by telephone or by way of means of electronic communication are considered to be present.

(5)	Adoption of resolutions can also take place outside of meetings in writing, orally, by telephone, by telefax, by email or by way of other common means of communication or in a combination of the above mentioned forms or in a combination of a meeting and adopting the resolution outside of a meeting if the chairman of the Supervisory Board or, if the chairman is hindered, a vice-chairman orders this in accordance with a reasonable notice period or if all members of the Supervisory Board participate in adopting the resolution. In this regard, members who abstain from adopting a resolution take part in adopting such resolution.

(6)	The Supervisory Board has a quorum if at least one half of the members of which it is supposed to consist participate in adopting a resolution. Absent members of the Supervisory Board or members who do not participate by telephone or by means of electronic communication (especially video conference) who cast their vote pursuant to § 11 para. 4 or para. 5 or members who abstain from voting in the adoption of a resolution are deemed to participate for purposes of the adoption of the resolution.

(7)	To the extent not mandated otherwise by law, resolutions of the Supervisory Board are adopted with a simple majority of the votes cast. Abstentions are deemed not to be cast votes. If a vote in the Supervisory Board results in a tie, the chairman of the Supervisory Board has two votes in the case of a renewed vote about the same item if this also results in a tie of vote. Section 108 (3) AktG must also be applied to the casting of the second vote.

(8)	Minutes must be prepared about the resolutions and meetings of the Supervisory Board which must be signed by the chair of the respective meeting or, in the case of § 11 para. 5, by the chairman of the Supervisory Board or, if the chairman is hindered, by a vice-chairman. The further details are determined in the Rules of Procedure for the Supervisory Board.

§ 12

Compensation

(1)	The members of the Supervisory Board receive a base compensation of € 40,000 for the respective fiscal year of the Company; the chairman of the Supervisory Board receives a case compensation of € 80,000 for the respective fiscal year of the Company, and every vice-chairman receives € 60,000. In addition, the following compensation is paid for activity in committees of the Supervisory Board:

(a)	the chairman of the audit committee, € 40,000, every other member of the audit committee, € 20,000;

(b)	the chairman of the presidium, € 25,000, every other member of the presidium, € 15,000;

(c)	the chairman of the compliance committee, € 20,000, every other member of the compliance committee, € 10,000; the compensation under lit. (c) will not be granted to the extent that the relevant member of the Supervisory Board is entitled to compensation under lit. (a) for activity in the audit committee.

(2)	Members of the Supervisory Board who have not belonged to the Supervisory Board or a committee or not had the chair during a full fiscal year receive the compensation proportionately according to time with rounding up to full months. If a member of the Supervisory Board does not participate in a meeting of the Supervisory Board, one third of the total compensation to which the member is entitled under paragraph 1 is reduced on a percentage basis according to the ratio of the meetings of the Supervisory Board taking place in the fiscal year compared to the meetings of the Supervisory Board in which the member of the Supervisory Board did not participate.

(3)	The compensation is payable at the expiration of the shareholders’ meeting in which the annual financial statements for the previous fiscal year are received or approved.

(4)	In addition, the members of the Supervisory Board receive a fee in the amount of € 1,000 for each meeting of the Supervisory Board and its committees in which they participate.

(5)	The members of the Supervisory Board will be covered by a liability insurance covering financial losses concluded for the members of corporate bodies and certain employees of the OSRAM Group in a reasonable amount which is concluded in the interest of the Company, to the extent that such an insurance policy exists. The Company will pay the premiums for the insurance. Furthermore, the Company will reimburse to each member of the Supervisory Board his/her disbursements as well as any value added tax applicable to the compensation.

V.

Shareholders’ meeting

§ 13

Regular Shareholders’ meeting, Calling

(1)	A regular shareholders’ meeting will take place within the first eight months of each fiscal year.

(2)	The shareholders’ meeting will be called by the Managing Board, subject to the statutory rights of the Supervisory Board and of a minority of the shareholders to call meetings. The shareholders’ meeting takes place, at the election of the body calling the meeting, at the registered office of the Company, at the registered office of a German stock exchange or in a German city with more than 100,000 residents.

(3)	The shareholders’ meeting must be called at least with the minimum notice period required by law.

§ 14

Participation and Exercise of Voting Rights

(1)	Shareholders participating in the shareholders’ meeting or wanting to exercise their right to vote must be registered in the share register.

(2)	Shareholders wanting to participate in the shareholders’ meeting or cast their vote must also register for the shareholders’ meeting. The registration must be received by the Company at the address notified for this purpose in the notice calling the meeting at least six days prior to the shareholders’ meeting. In the notice calling the meeting, a shorter period of notice set in days can be contemplated. The date for the shareholders’ meeting and the date of receipt are not included in the calculation.

(3)	The registration must be in German or English in text form (Section 126 b BGB) or in another electronic manner to be determined in more detail by the Company.

(4)	The right to vote can be exercised by proxies. The grant of proxy, its revocation and proof of proxy for the Company require text form (Section 126 b BGB) to the extent that this is not facilitated otherwise in the notice calling the meeting. The details for issuing proxies, their revocation and proof to the Company will be announced when the shareholders’ meeting is called. Section 135 AktG is not affected.

(5)	The Managing Board is authorized to provide that shareholders can also participate in the shareholders’ meeting without being present at its location and without a proxy and that they can completely or partially exercise all or individual rights by means of electronic communications (electronic participation). The Managing Board is also authorized to make determinations about the scope and procedure for participating and exercising rights under sentence 1.

(6)	The Managing Board is authorized to provide that shareholders can cast their votes by way of electronic communications (absentee ballot) without participating in the shareholders’ meeting. The Managing Board is also authorized to make determinations about the scope and procedure for exercising the right under sentence 1.

§ 15

Chair of the Shareholders’ meeting

(1)	The chairman of the Supervisory Board chairs the shareholders’ meeting or, if the chairman is hindered, another member of the Supervisory Board determined by the chairman. If neither the chairman nor another member of the Supervisory Board determined by the chairman is present, the chair will be elected by the shareholders from among the present members of the Supervisory Board.

(2)	The chair will lead the discussion and will regulate the course of the shareholders’ meeting. The chair can especially exercise the right to control presence (Hausrecht) and obtain support by using the services of assistance. The chair will determine the sequence of the persons speaking and the handling of the agenda items as well as the form, the procedure and the further details of voting, and will, to the extent legally permissible, decide about combining items for resolutions that belong together in a single vote.

(3)	The chairman is authorized to reasonably restrict the right to speak and pose questions with regard to time. The chairman can especially reasonably set restrictions on the time for speaking, the time for posing questions and the total time for speaking and posing questions as well as reasonable time frames for the entire course of the shareholders’ meeting, for individual items on the agenda and for individual speakers at the beginning or during the course of the shareholders’ meeting; this especially also includes the possibility to close the list of speakers early if necessary and order that the debate be closed.

§ 16

Transmission of the Shareholders’ meeting

The Managing Board is authorized to permit the transmission of images and sound from the shareholders’ meeting. The Managing Board will regulate the further details.

§ 17

Adopting Resolutions

(1)	Each share grants one vote in the shareholders’ meeting.

(2)	The resolutions of the shareholders meeting are adopted by a simple majority of the votes cast and, to the extent that a majority of capital is required, with a majority of the capital stock represented when the resolution is adopted, unless mandatory statutory provisions or these Articles of Association require a larger majority.

VI.

ANNUAL FINANCIAL STATEMENTS AND USE OF PROFIT

§ 18

Fiscal Year

The fiscal year runs from 1 October until 30 September of the next year.

§ 19

Annual Financial Statements and Consolidated Financial Statements

The Managing Board must prepare the annual financial statements and the management report as well as, to the extent required by law, the consolidated financial statements and the group management report for the previous year within the first three months of the fiscal year, and the Managing Board must submit these documents to the Supervisory Board and the auditor without undue delay. At the same time, the Managing Board must also submit to the Supervisory Board a proposal which the Managing Board wants to make to the shareholders’ meeting concerning the use of the balance sheet profit.

§ 20

Use of Profit and Regular Shareholders’ meeting

(1)	The shareholders’ meeting will resolve every year in the first eight months of the fiscal year about the use of the balance sheet profit, the ratification of actions (Entlastung) of the members of the Managing Board and the Supervisory Board and about the appointment of the auditor (regular shareholders’ meeting) as well as about the determination of the annual financial statements in those situations required under the law.

(2)	The portions of the shareholders in the profit are determined according to their shares in the capital stock.

(3)	In the case of an increase of the capital stock, the participation in the profit for the new shares can be determined differently from Section 60 (2) German Stock Corporations Act.

(4)	The shareholders’ meeting can resolve on a use of the balance sheet profit by way of a dividend in kind instead of or in addition to a cash dividend. The shareholders’ meeting can allocate amounts to the profit reserves or carry them forward as profit in the resolution about the use of the balance sheet profit.

VII.

FINAL PROVISIONS

§ 21

Costs for establishing the Company

The Company assumes the costs for establishing the Company in an estimated amount of up to € 3,000.

Annex 13.2 to the

Spin-off and Transfer Agreement

Authorization for the Company to acquire and use treasury shares pursuant to Section 71 (1) no. 8 German Stock Corporations Act (Aktiengesetz, “AktG”)

1.	The Managing Board is authorized to acquire treasury shares up to 28 February 2018 in an amount of up to the lower of 10 % of the capital stock existing at the time this authorization takes effect or the capital stock existing at the time of the respective exercise of the present authorization for every permissible purpose in the context of the statutory restrictions in accordance with the following provisions.

The authorization can be used by the Company, but also by its group companies or by a third party retained by the Company or a group company for the Company’s or the group companies’ account if the statutory prerequisites, especially under Section 71 (2) AktG, are satisfied.

The acquisition will be (i) on the stock exchange, (ii) by means of a public purchase offer directed towards all shareholders, (iii) by means of a public invitation so submit offers to sell directed to all shareholders or (iv) by granting put rights to the shareholders.

•

In the case of acquisition on the stock exchange, the consideration paid by the Company per share (without ancillary costs for the acquisition) cannot exceed by more than 10 % and cannot undercut by more than 20 % the average of the stock exchange prices for the Company’s share in the closing auction in the XETRA trading system (or a comparable successor system) on the Frankfurt Stock Exchange on the three trading days on the stock exchange preceding the day on which the obligation to acquire is entered into.

•

In the case of a public purchase offer, the consideration paid by the Company per share (without ancillary costs for the acquisition) cannot exceed by more than 10 % and cannot undercut by more than 20 % the average of the stock exchange prices for the Company’s share in the closing auction in the XETRA trading system (or a comparable successor system) on the Frankfurt Stock Exchange on the three trading days on the stock exchange before the decision of the Managing Board to issue the purchase offer.

•

In the case of a public invitation to submit offers to sell or an acquisition by granting put rights, the consideration paid by the Company per share (without ancillary costs for the acquisition) cannot exceed by more than 10 % and cannot undercut by more than 20 % the average of the stock exchange prices for the Company’s stock in the closing auction in the XETRA trading system (or a comparable successor system) on the Frankfurt Stock Exchange on the three trading days on the stock exchange before the date of acceptance of the offers to sell respectively the date of the grant of the put rights.

If there are major differences in the stock exchange price after a public purchase offer or a public invitation to submit offers for sale or after granting put rights compared to the offered buy respectively sell price or the threshold values for any range for the buy respectively sell price, then the offer respectively the invitation to submit offers for sale respectively the put rights can be adjusted up to the time of acceptance. In this case, the relevant amount is determined by the corresponding price on the last trading day on the stock exchange prior to the final decision by the Managing Board about the adjustment; the 10% and 20% thresholds for exceeding or falling below the relevant amount must be applied to this amount.

The volume of a public purchase offer or a public invitation to submit offers to sell can be limited. If a public purchase offer or a public invitation to submit offers to sell is over-subscribed, the acquisition respectively the acceptance must be according to quotas which are proportionate to the respective shares involved in each case and there is a partial exclusion of any potential right of the shareholders to put their shares. A provision can be made for a preferred acquisition respectively a preferred acceptance of small numbers of up to 150 shares per shareholder as well as a rounding according to commercial principles corresponding with a partial exclusion of any potential right of the shareholders to sell their shares.

If the shareholders are granted put rights for the purpose of purchase, these rights will be allocated to the shareholders proportionately according to their shareholdings and corresponding to the ratio of the volume of the shares to be bought back by the Company compared to the outstanding capital stock. Fractions of put rights do not have to be allocated; in this case, any fractional put rights are excluded.

The Managing Board will determine the further details for the respective acquisition, especially any purchase offer or any invitation to submit offers to sell. This also applies for the further details of any put rights, concerning especially the term and the ability to trade in the put rights.

2.	The Managing Board is authorized to use the treasury shares acquired on the basis of this authorization or the basis of previous authorizations as follows:

a.	The shares can be sold on the stock exchange or, upon approval by the Supervisory Board, by a public offer to all shareholders proportionately according to their quota participations under a public offer to all shareholders. In the latter case, the subscription right is excluded for remainder amounts.

b.	The shares can also be otherwise sold upon approval by the Supervisory Board for cash payment at a price which is not materially less that the stock exchange price for equal shares of the Company at the time of the sale. The proportionate amount of the capital stock represented by the shares sold under this authorization cannot exceed the lower of 10 % of the capital stock existing at the time the authorization takes effect or the capital stock existing at the time of the respective exercise of this authorization. The proportionate amount of capital stock represented by new shares issued after the resolution on this authorization adopted by the shareholders’ meeting on the basis of any authorizations to issue shares constituting authorized capital subject to exclusion of the subscription right pursuant to Section 186 (3) sentence 4 AktG as well as the proportionate amount of capital stock attributed to warrant bonds or convertible bonds with an option right respectively a conversion right or a duty to convert or exchange or a put right which are issued on the basis of any authorizations under Sections 221 (4), 186 (3) sentence 4 AktG since the present authorization was resolved by the shareholders’ meeting must be credited against this 10 % threshold.

c.	The shares can also be offered for acquisition or can be awarded or transferred with a holding or vesting period of not less than two years to persons currently or previously employed by the Company or one of its affiliated companies as well as present or former members of corporate bodies of the Company or its affiliated companies (in each case, a “Beneficiary”), whereby the employment or other service relationship or membership in a corporate body must, in any event, exist at the time of the offer or the award.

The shares can also be offered, awarded or transferred to Beneficiaries in connection with admission of the shares of the Company to trading on the stock exchange, provided that the relevant shares must be held until the end of a holding respectively vesting period of at least six months after the listing on the stock exchange or the transfer.

The further details for any awards and transfers, including any direct consideration, any prerequisites for claims and provisions on loss of entitlement or compensation, especially in special situations such as retirement, incapacity or death, will be established by the Managing Board.

d.	The shares can be offered and transferred upon approval of the Supervisory Board in exchange for performance in kind, especially as (partial) consideration for the direct or indirect acquisition of enterprises, parts of enterprises or participations in enterprises or other assets, including claims against the Company or claims for the purchase of assets or in the context of corporate mergers.

e.	The shares can be used to service duties or rights to acquire shares in OSRAM Licht AG under or in connection with convertible bonds and warrant bonds issued by the Company and its group companies.

f.	The shares can also be cancelled without the cancellation or the implementation requiring any further resolution by the shareholders’ meeting. The cancellation will lead to a reduction of capital. However, the Managing Board can also decide not to reduce the capital stock and instead to increase the portion of the other shares in the capital stock pursuant to Section 8 (3) AktG. In this event, the Managing Board is authorized to adjust the stated number of shares in the articles of association.

3.	The Supervisory board is authorized to use shares acquired by the Company as follows to the extent they are not required to be used for a specific other purpose:

The shares can be used to service duties and rights to acquire shares of the Company which were or are agreed with members of the Managing Board of the Company in the context of the provisions on compensation for the Managing Board. The shares can also be offered for acquisition or awarded to the members of the Managing Board or future members of the Managing Board in the context of the provisions on compensation for the Managing Board with a holding or vesting period which ends at the earliest at the end of the second day after publication of the profits of the business in the fourth calendar year after the earlier of the year of the award or the transfer.

The shares can also be offered, awarded or transferred to the Beneficiaries in connection with the listing of the Company’s shares on the stock exchange, provided that the relevant shares must be held until the end of a holding or vesting period of at least six months after the listing on the stock exchange or the transfer.

The further details of any awards and transfers, including any direct consideration, any prerequisites for claims and provisions on loss of the entitlements or compensation, especially for special situations such as retirement, incapacity or death, will be established by the Supervisory Board in accordance with the requirements of Section 87 AktG.

4.	The subscription right of the shareholders for treasury shares is excluded to the extent that these shares are used in accordance with the above authorizations under clauses 2. b. to e. and clause 3.

5.	The authorizations for the purchase of treasury shares, their sale or other use respectively cancellation can be exercised once or multiple times or independently of each other, in part or completely.

This resolution comes into force (subject to a condition precedent) upon the implementation of the increase of the capital stock of OSRAM Licht AG for the implementation of the spin-off of OSRAM Beteiligungen GmbH from Siemens AG to OSRAM Licht AG.

Annex 13.3 to the

Spin-off and Transfer Agreement

Authorization for the Managing Board to issue convertible bonds/bonds with warrants, to exclude the subscription right as well as the authorization for the Supervisory Board to amend § 4 of the Articles of Association

1.	The Managing Board is authorized to issue bearer bonds or registered bonds in a total nominal amount of up to € 300,000,000 with a conversion right or with bearer warrants or registered warrants in certificated warrants or a combination of these instruments for a total of up to 10,207,216 shares of no par value in OSRAM Licht AG (the “OSRAM Licht Shares”) representing a proportionate amount in the capital stock totaling up to € 10,207,216 (the “Bonds”). The respective terms and conditions of the bonds or the warrants can also provide for a duty to convert or a duty to exercise the option as well as a right of the issuer to put for purchase in order to deliver shares (in any combination) as of maturity or at other points in time. The Bonds must be issued in exchange for cash payment. The authorization also covers the possibility of assuming the guarantees required for bonds issued by group companies and to make further required declarations and take further required actions for a successful issue. The authorization also covers the possibility of granting OSRAM Licht Shares to the extent that the holders or creditors under convertible bonds or bonds with warrants make use of their right to convert or their option or fulfill their duties to convert or to exercise the option or in case that shares are put for purchase. The authorization is valid until 28 February 2018. The Bonds as well as any warrants can be issued once or multiple times, in the full amount or in parts as well as simultaneously in various tranches. All parts of Bonds in a respectively issued tranche must have the same ranking rights and duties with regard to each other. The proportionate amount in the capital stock of the shares related to the individual bond can correspond to a maximum of no more than the lower of the nominal amount or the issuing price of the individual bond.

The conversion price/option price cannot be below 80 % of the stock exchange price of the OSRAM Licht Shares in XETRA trading (or a comparable successor system) of the Frankfurt Stock Exchange. The average closing price on the ten trading days prior to the final decision of the Managing Board about the issuance of an offer for subscription of Bonds respectively about declaring the acceptance of a public call to issue offers to subscribe is determinative. In the case of trading in subscription rights, the days of the trading in subscription rights are determinative, except for the last two days on the stock exchange in which subscription rights are traded. In the case of Bonds with a duty to convert/duty to exercise an option or a right of the issuer to put shares for delivery, the conversion price/option price must correspond to either the above mentioned minimum price or the average closing price of the OSRAM Licht Shares on the ten days of XETRA trading (or a comparable successor system) of the Frankfurt Stock Exchange prior to or after the date of final maturity of the bonds, even if this average price lies below the above mentioned minimum price (80%). Section 9 (1) AktG as well as Section 199 (2) AktG are not affected.

In the case of issuing Bonds with warrants, one or more warrants entitling the creditors to subscribe to OSRAM Licht Shares in accordance with the specific provisions in the terms and conditions of the Bonds or the warrants or requiring the holders or creditors to do so or containing a right of the issuer to put shares will be attached to each individual Bond. The relevant warrants can be separable from the respective individual bonds. The terms and conditions of the Bonds or the warrants can provide that the payment of the option price can also be fulfilled by transferring parts of Bonds and, if appropriate, an additional cash payment. The proportionate amount of the capital stock of the shares relating to each Bond with warrants can correspond to no more than the lower of the nominal amount or an issuing price of the Bond with warrants.

In the case of issuing convertible Bonds, the holders or creditors of the convertible Bonds have the right or the duty to convert their convertible Bonds into OSRAM Licht Shares in accordance with the detailed provisions in the terms and conditions of the convertible bonds. The conversion ratio results from dividing the lower of the par value or the issuing price of a convertible Bond by the respectively fixed conversion price for a new OSRAM Licht Share. The proportionate amount in the capital stock for each share relating to the convertible Bond can correspond to a maximum of the lower of the nominal amount or an issuing price of the convertible Bond.

The authorization also provides for the possibility to grant protection against dilution or make adjustments in certain cases in accordance with the further details in the respective terms and conditions of the Bonds or warrants. Protection against dilution or adjustments can especially be contemplated for the event that there are changes in the capital of the Company during the term of the Bonds or the warrants (for example, a capital increase or reduction in capital or a stock split), but also in connection with dividend payments, the issuance of additional convertible Bonds/Bonds with warrants as well as in the case of extraordinary events occurring during the term of the Bonds or the warrants (for example, if a third party obtains control). Protection against dilution or adjustments can especially be provided by granting subscription rights, changing the conversion price/option price as well as by changing or granting cash components.

The Managing Board is authorized to determine the additional terms and conditions of the Bonds or the warrants or to do so in consultation with the respective group company issuing Bonds or warrants. The terms and conditions can especially also regulate

•

whether delivery of treasury shares of OSRAM Licht AG, the payment of consideration in money or the delivery of other listed securities can be provided for instead of performance using conditional capital,

•

whether the conversion price/option price or the conversion ratio will be determined when issuing the Bonds or whether it will be determined on the basis of future stock exchange prices within a range to be determined,

•	whether and how there will be rounding to a full share conversion ratio,

•	whether an additional payment to be rendered in cash or cash compensation will be established in the case of remainder amounts,

•

how the details of the exercise, the performance of duties or rights, the deadlines and the determination of the conversion prices/option prices are to be determined in the case of duties to convert or to fulfill duties to exercise an option or rights to put shares,

•	whether the Bonds will be issued in Euro or – with a limit on the corresponding consideration – in other lawful currencies in OECD countries.

Generally, the Bonds must be offered for subscription to the shareholders; they can also be issued to credit institutions with the obligation to offer them for subscription to shareholders. However, the Managing Board is authorized, with the consent of the Supervisory Board, to exclude the subscription right

•

if the issuing price for a Bond does not materially fall below the theoretical fair market value determined in accordance with recognized financial mathematical methods. The sum of the shares to be issued on the basis of the Bonds under this authorization pursuant to Section 186 (3) sentence 4 AktG (in exchange for cash contributions with exclusion of the subscription right) together with other shares issued or sold in accordance with this statutory provision during the term of validity of this authorization cannot exceed 10 % of the respective capital stock either at the time this authorization takes effect or at the time of the exercise of this authorization. Those shares must also be taken into account in this limit which were issued up to the respective issuance of Bonds on the basis of the Authorized Capital 2013 pursuant to § 4 of the Articles of Association, any other authorized capital or by sale of treasury shares excluding the subscription right of the shareholders pursuant to Section 186 (3) sentence 4 AktG, if applicable, in conjunction with Section 71 (1) no. 8 sentence 5 AktG;

•	to the extent necessary for remainder amounts which result due to the subscription ratio;

•

in order to grant subscription rights to the holders or creditors of conversion rights/warrants for shares of the Company or corresponding duties to convert/duties to exercise warrants for the purpose of compensating dilution to the extent that the holders or creditors would have such shares after exercising these rights or fulfilling these duties.

2.	The Supervisory Board is authorized to amend § 4 of the Articles of Association of the Company in accordance with the respective use of the Conditional Capital 2013. This applies accordingly after the expiration of the authorization period in the event that the authorization to issue convertible Bonds/Bonds with warrants is not used as well as after all deadlines for exercising conversion rights/warrants have expired in the case that the Conditional Capital 2013 is not used.

The Spin-off and Transfer Agreement has been submitted to the registers of companies of Siemens AG and to the register of companies of OSRAM Licht AG before giving Notice of Annual Shareholders’ Meeting.

The spin-off is explained in a comprehensive manner legally and economically and justified in the Joint Spin-off Report issued by the Managing Board of Siemens AG and the Managing Board of OSRAM Licht AG, dated November 28, 2012. The Spin-off and Transfer Agreement has been audited by the legally appointed competent spin-off auditor. The spin-off auditor has issued a written audit report covering the result of his audit.

As from giving Notice of the Annual Shareholders’ Meeting, the following documents will be open to inspection by the shareholders at the offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich (entrance: Oskar-von-Miller-Ring 20, 80333 Munich), and Nonnendammallee 101, 13629 Berlin, as well as at the offices of OSRAM Licht AG, Hellabrunner Straße 1, 81543 Munich, and will also be available on the Internet at www.siemens.com/agm:

•	the Spin-off and Transfer Agreement between Siemens AG and OSRAM Licht AG, dated November 28, 2012,

•

the adopted Annual Financial Statements of Siemens AG and the approved Consolidated Financial Statements, together with the Combined Management Report of Siemens AG and Siemens Group, as of September 30, 2010, September 30, 2011 and as of September 30, 2012 respectively,

•	the adopted Annual Financial Statements of OSRAM Licht AG as of September 30, 2012 (short fiscal year),

•	the Joint Spin-off Report issued by the Managing Board of Siemens AG and the Managing Board of OSRAM Licht AG, dated November 28, 2012 and

•	the audit report issued by the legally appointed competent spin-off auditor, dated November 30, 2012.

Upon request, every shareholder will be provided a copy of these documents immediately and free of charge. The documents will also be available to shareholders during the Annual Shareholders’ Meeting.

Further information, details, and reports

Information on the Supervisory Board candidates proposed for election under Agenda Item 6

Dr. Josef Ackermann, Zurich, Switzerland,

Chairman of the Board of Directors of Zurich Insurance Group AG

Personal information:

Date of birth: February 7, 1948

Place of birth: Mels, Switzerland

Education:

•	Study of economics and social sciences at the University of St. Gallen (HSG)
•	University degree (licentiate) in banking
•	Ph.D. in economics (Dr. oec.)

Professional career:

1977-1996	Schweizerische Kreditanstalt (SKA) – ultimately as President of the Executive Board
1996-2002	Deutsche Bank AG, Frankfurt – Member of the Management Board
2002-2006	Deutsche Bank AG, Frankfurt – Spokesman of the Management Board and Chairman of the Group Executive Committee
2006-2012	Deutsche Bank AG, Frankfurt – Chairman of the Management Board
since 2012	Zurich Insurance Group AG – Chairman of the Board of Directors

Membership in domestic supervisory boards whose establishment is required by law:

•	Siemens AG, Berlin and Munich (since January 23, 2003) (Second Deputy Chairman)

Membership in comparable domestic and foreign controlling bodies of business enterprises:

•	Belenos Clean Power Holding AG, Biel, Switzerland (Deputy Chairman)
•	Investor AB, Stockholm, Sweden
•	Royal Dutch Shell plc, Den Haag, Netherlands
•	Zurich Insurance Group AG, Zurich, Switzerland (Chairman)
•	Zürich Versicherungs-Gesellschaft AG, Zurich, Switzerland (Chairman, group company position)

Gerd von Brandenstein, Berlin,

Member of the Supervisory Boards of Siemens AG and degewo AG

Personal information:

Date of birth: April 6, 1942

Place of birth: Berlin, Germany

Education:

•	Study of economics in Mainz
•	Diploma in economics (Diplom-Volkswirt)

Professional career:

1972-2008	Siemens AG, Berlin and Munich – ultimately as head of the Siemens Group’s Berlin office

Membership in domestic supervisory boards whose establishment is required by law:

•	degewo AG, Berlin
•	Siemens AG, Berlin and Munich (since January 24, 2008)

Dr. Gerhard Cromme, Essen,

Chairman of the Supervisory Boards of Siemens AG and ThyssenKrupp AG

Personal information:

Date of birth: February 25, 1943

Place of birth: Vechta, Germany

Education:

•	Study of law and economics at the Universities of Münster, Lausanne, and Paris and at Harvard University (PMD)
•	First and second state examination in law
•	Ph.D. in jurisprudence (Dr. jur.)

Professional career:

1971-1986	Compagnie de Saint-Gobain Group – ultimately as Deputy Delegate General for the Federal Republic of Germany, and at the same time: VEGLA/Vereinigte Glaswerke GmbH – Chairman of the Management Board
1986-1989	Krupp Stahl AG, Bochum – Chairman of the Management Board
1989-1991	Fried. Krupp GmbH, Essen – Chairman of the Management Board
1992	Fried. Krupp AG, Essen – Chairman of the Management Board
1993-1999	Fried. Krupp AG Hoesch-Krupp, Essen/Dortmund – Chairman of the Management Board
1999-2001	ThyssenKrupp AG, formerly Düsseldorf – Chairman of the Management Board
since 2001	ThyssenKrupp AG, Duisburg and Essen – Chairman of the Supervisory Board
since 2003	Siemens AG, Berlin and Munich – Member of the Supervisory Board, since 2007 Chairman

Membership in domestic supervisory boards whose establishment is required by law:

•	Axel Springer AG, Berlin
•	Siemens AG, Berlin and Munich (since January 23, 2003) (Chairman)
•	ThyssenKrupp AG, Duisburg und Essen (Chairman)

Membership in comparable domestic and foreign controlling bodies of business enterprises:

•	Compagnie de Saint-Gobain S.A., Courbevoie, France

Dr. Cromme has declared that he will resign his mandate in the Supervisory Board of Axel Springer AG by April 2013 and in the supervisory body of Compagnie de Saint-Gobain S.A. by June 2013.

Michael Diekmann, Munich,

Chairman of the Board of Management of Allianz SE (CEO)

Personal information:

Date of birth: December 23, 1954

Place of birth: Bielefeld, Germany

Education:

•	Study of law and philosophy at the University of Göttingen
•	First and second state examination in law

Professional career:

1983-1988	Chief Executive Officer at Diekmann/Thieme GbR (publishing house)
1988-1998	Allianz Versicherungs-AG, Munich
since 1998	Allianz SE (formerly Allianz AG), Munich – Member of the Management Board
since 2003	Allianz SE (formerly Allianz AG), Munich – Chairman of the Management Board

Membership in domestic supervisory boards whose establishment is required by law:

•	Allianz Asset Management AG, Munich (Chairman, group company position)
•	Allianz Deutschland AG, Munich (Group company position)
•	BASF SE, Ludwigshafen am Rhein (Deputy Chairman)
•	Linde AG, Munich (Deputy Chairman)
•	Siemens AG, Berlin and Munich (since January 24, 2008)

Membership in comparable domestic and foreign controlling bodies of business enterprises:

•	Allianz France S.A., Paris, France (Deputy Chairman, group company position)
•	Allianz S.p.A., Triest, Italy (Group company position)

Dr. Hans Michael Gaul, Düsseldorf,

Supervisory Board member

Personal information:

Date of birth: March 2, 1942

Place of birth: Düsseldorf, Germany

Education:

•	Study of law at the Universities of Bonn, Heidelberg and Münster
•	Ph.D. in jurisprudence (Dr. jur.) at the University of Münster

Professional career:

1969-1978	Work in the VEBA/E.ON Group, including the Stinnes Corp., New York; VEBA AG, Düsseldorf; and Nordwestdeutsche Kraftwerke AG, Hamburg
1978-1996	PreussenElektra AG, Hannover – Member of the Management Board
1990-2000	VEBA AG, Düsseldorf – Member of the Management Board
2000-2007	E.ON AG, Düsseldorf – Member of the Management Board

Membership in domestic supervisory boards whose establishment is required by law:

•	BDO AG Wirtschaftsprüfungsgesellschaft, Hamburg (Deputy Chairman)
•	Evonik Industries AG, Essen
•	HSBC Trinkaus & Burkhardt AG, Düsseldorf
•	Siemens AG, Berlin and Munich (since January 24, 2008)

Dr. Hans Michael Gaul meets the requirements of Section 100 (5) of the German Stock Corporation Act (AktG) in terms of independence and expertise in the areas of accounting and auditing of financial statements.

Prof. Dr. Peter Gruss, Munich,

President of the Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.

Personal information:

Date of birth: June 28, 1949

Place of birth: Alsfeld, Germany

Education:

•	Study of biology at the Technical University of Darmstadt
•	Ph.D. at the University of Heidelberg

Professional career:

1977	Assistant at the Institute of Virus Research, German Cancer Research Center, Heidelberg
1978-1982	Postdoctoral Fellow/Expert Consultant at the National Institutes of Health, Bethesda, Maryland, USA
1982-1986	Professor at the Institute for Microbiology, University of Heidelberg

since 1986	Member and Director of the Department of Molecular Cell Biology, Max Planck Institute for Biophysical Chemistry
1990	Honorary Professor, University of Göttingen
since 2002	President of the Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.

Membership in domestic supervisory boards whose establishment is required by law:

•	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich
•	Siemens AG, Berlin and Munich (since January 24, 2008)

Membership in comparable domestic and foreign controlling bodies of business enterprises:

•	Actelion Ltd, Allschwil, Switzerland

Dr. Nicola Leibinger-Kammüller, Gerlingen,

President and Chairwoman of TRUMPF GmbH + Co. KG

Personal information:

Date of birth: December 15, 1959

Place of birth: Wilmington, Ohio, USA

Education:

•	Study of German, English and Japanese language and literature in Freiburg, Germany, Middlebury, Vermont, USA, and Zurich, Switzerland
•	Ph.D. (Dr. phil.)

Professional career:

1984-1988	TRUMPF Gruppe, Ditzingen
1988-1990	TRUMPF Corporation, Japan
1992-2010	Berthold Leibinger Stiftung GmbH, Ditzingen – Managing Director
2003-2005	TRUMPF GmbH + Co. KG, Ditzingen – Managing Director
since 2005	TRUMPF GmbH + Co. KG, Ditzingen – President

Membership in domestic supervisory boards whose establishment is required by law:

•	Axel Springer AG, Berlin
•	Deutsche Lufthansa AG, Cologne
•	Siemens AG, Berlin and Munich (since January 24, 2008)
•	Voith GmbH, Heidenheim

Gérard Mestrallet, Asnieres, France,

Chairman of the Board and Chief Executive Officer of GDF SUEZ S.A.,

Personal information:

Date of birth: April 1, 1949

Place of birth: Paris, France

Education:

•	Study at the Ecole Polytechnique and the Ecole Nationale d’Administration in Paris

Professional career:

1984-1991	Compagnie de Suez S.A., Paris, Frankreich – ultimately as Senior Executive Vice-President of the industrial business
1991-1995	Société Générale de Belgique, Brussels, Belgium – Executive Director and Chairman of the Management Committee
1995-1997	Compagnie des Suez S.A., Paris, France – Chairman and Chief Executive Officer
1997-2001	Suez Lyonnaise des Eaux S.A., Paris, France – Chairman of the Executive Board
2001-2008	Chairman of the Board and Chief Executive Officer of GDF SUEZ S.A., Paris, France
since 2008	Chairman of the Board and Chief Executive Officer of Suez S.A., Paris, France

No memberships in domestic supervisory boards whose establishment is required by law.

Membership in comparable domestic and foreign controlling bodies of business enterprises:

•	Sociedad General de Aguas de Barcelona S.A., Barcelona, Spain (Vice Chairman, group company position)
•	Compagnie de Saint-Gobain S.A., Courbevoie, France
•	Electrabel S.A., Brussels, Belgium (Chairman, group company position)
•	GDF Suez Belgium CVBA, Brussels, Belgium (Chairman, group company position)
•	GDF Suez Energie Services S.A., Puteaux, France (Chairman, group company position)
•	International Power plc, London, Great Britain (Group company position)
•	Pargesa Holding S.A., Geneva, Switzerland
•	Suez Environnement Company S.A., Paris, France (Chairman, group company position)

Güler Sabancı, Sariyer, Istanbul, Turkey,

Chairwoman and Managing Director of Hacı Ömer Sabancı Holding A.Ş.

Personal information:

Date of birth: August 14, 1955

Place of birth: Akçakaya, Turkey

Education:

•	Study of business administration at Bosphorus University in Istanbul

Professional career:

1979-1985	Lassa Tire Manufacturing and Trading Inc., Turkey – Deputy General Manager
1985-1998	Kordsa Tire Cord Manufacturing and Trading Inc., Turkey – General Manager
1998-2004	Hacı Ömer Sabancı Holding A.Ş, Istanbul, Turkey – Group President
since 2004	Hacı Ömer Sabancı Holding A.Ş, Istanbul, Turkey – Chairwoman and Managing Director

No memberships in domestic supervisory boards whose establishment is required by law.

Werner Wenning, Leverkusen,

Chairman of the Supervisory Boards of Bayer AG and E.ON AG

Personal information:

Date of birth: October 21, 1946

Place of birth: Leverkusen-Opladen, Germany

Education:

•	Commercial traineeship in industrial business management at Bayer AG
•	Trainee program in Corporate Audit, Finance and Accounting at Bayer AG

Professional career:

1966-1991	Bayer Group – various functions (including development and leadership of Finance and Accounting Department of Bayer Industrial S.A., Lima, Peru, as well as the company’s Managing Director and Administrative Director; work in Corporate Audit; Director of Staff of Bayer’s Leverkusen plant, Health Care Sector; ultimately Director of Global Plastics Division with responsibility for worldwide sales, Bayer AG)
1991-1992	Treuhandanstalt Agency, Berlin – Management transfer
1992-1996	Bayer Hispania Industrial S.A., Barcelona, Spain – Managing Director and Senior Bayer Representative of Spain
1996-2010	Bayer AG, Leverkusen – as of 1997 Member of the Management Board and Chief Financial Officer; as of 2002 Chairman of the Management Board
since 2011	E.ON AG, Düsseldorf – Chairman of the Supervisory Board
since 2012	Bayer AG, Leverkusen – Chairman of the Supervisory Board

Membership in domestic supervisory boards whose establishment is required by law:

•	Bayer AG, Leverkusen (Chairman)
•	Deutsche Bank AG, Frankfurt
•	E.ON AG, Düsseldorf (Chairman)
•	HDI V.a.G., Hannover
•	Talanx AG, Hannover

Mr. Wenning has declared that he will resign his mandates in the Supervisory Boards of Deutsche Bank AG, HDI V.a.G. and Talanx AG within the first half of 2013.

With regard to Section 5.4.1 of the German Corporate Governance Code, it is hereby declared that, in the appraisal of the Supervisory Board, none of the proposed candidates has personal or business relations subject to disclosure requirements under this provision with Siemens AG or its Group Companies, the governing bodies of Siemens AG, or with a shareholder holding a material interest in Siemens AG.

Only two members of the Supervisory Board who are standing for reelection were unable to take part in a meeting of the Supervisory Board during the preceding fiscal year 2011/2012 (each was absent for one meeting) and sent their apologies; however, both members participated by way of written votes on the resolutions. Overall attendance at the meetings of the committees of the Supervisory Board was even higher.

Report of the Supervisory Board on Agenda Item 7

Further to the settlement agreements entered into with other former board members that became effective in January 2010, it is now intended to settle, by way of compromise, claims asserted against the former member of the Managing Board Dr. Thomas Ganswindt on account of the breach of his duties as a board member in connection with the acts of corruption revealed in 2006.

Settlement agreements entered into with former board members to date

In December 2009, the Company entered into settlement agreements with nine of the altogether eleven former board members against whom the Company had asserted claims for damages in connection with the system of slush funds. These eleven board members included nine members of the Managing Board, one member of the Supervisory Board, and Dr. Heinrich von Pierer, the latter initially in his function as Chairman of the Managing Board and then in his function as Chairman of the Supervisory Board.

The settlements were submitted to the Company’s Annual Shareholders’ Meeting for approval on January 26, 2010. In the Notice of Annual Shareholders’ Meeting, the shareholders were given comprehensive information on the settlement agreements submitted for approval in the summary report of the Supervisory Board and the Managing Board of the Company. The Annual Shareholders’ Meeting approved the settlement agreements; there was no objection raised by a minority of shareholders whose combined shares amount to at least 10% of the share capital (Sec. 93 (4) sentence 3 of the German Stock Corporation Act (Aktiengesetz)). The approving resolutions were not challenged, either. The settlement agreements thus became effective. On January 26, 2010, the Annual Shareholders’ Meeting also approved a settlement agreement entered into between the Company and its D&O insurance carriers regarding claims in connection with the D&O insurance policy, resulting in payments of up to € 100 million (“Coverage Settlement”).

Assertion of the claims by court action

No agreement on a settlement had been reached with Dr. Ganswindt prior to the Annual Shareholders’ Meeting on January 26, 2010. Siemens Aktiengesellschaft therefore filed an action for part of the claim (Teilklage) against Dr. Ganswindt with the Regional Court (Landgericht) of Munich I in January 2010, claiming damages in the amount of € 5 million plus interest. The amount claimed was based, among other factors, on the defendant’s maximum financial resources assumed at the time.

Dr. Ganswindt countered the action. On October 19, 2011, a conciliation hearing took place. The court suggested that Dr. Ganswindt and the Company settle the dispute by way of compromise, saying this would be in the interests of both parties.

Termination of the criminal proceedings against Dr. Ganswindt

In January 2010, the public prosecutor’s office Munich I brought charges against Dr. Ganswindt, accusing him of a breach of his corporate supervisory duties, aiding and abetting bribery by omission, and tax evasion by indirect perpetration of an offense in a particularly serious case. The prosecution of further offenses was dropped or limited by the public prosecutor’s office. In particular, the public prosecutor’s office was of the opinion that the suspicion of a breach of fiduciary duty by connivance regarding the creation of slush funds could not be established for lack of willful misconduct.

In May 2011, the proceedings against Dr. Ganswindt were dropped against imposition of a monetary condition (Geldauflage) pursuant to Sec. 153a (2) of the German Code of Criminal Procedure (Strafprozessordnung) in the amount of € 175,000. The competent commercial crimes division of the Regional Court of Munich I justified its decision by stating that it had turned out in the course of the proceedings that the fault of Dr. Ganswindt was less significant than initially suspected.

Key terms of the Settlement

After the conciliation hearing before the Regional Court of Munich I, the settlement negotiations with Dr. Ganswindt continued on and off into the year 2012. In the course of these negotiations, Dr. Ganswindt also disclosed his financial situation to Siemens Aktiengesellschaft. The Settlement Agreement now submitted for approval was then negotiated taking account of Dr. Ganswindt’s limited financial resources. The terms of the Settlement Agreement to be entered into with Dr. Ganswindt largely correspond to the terms of the settlement agreements that were entered into with other board members and approved by the Annual Shareholders’ Meeting in January 2010. The key terms of the Settlement Agreement reached with Dr. Ganswindt can be summarized as follows:

•

Dr. Ganswindt will pay an amount of € 500,000 to Siemens Aktiengesellschaft without acknowledgement of any legal obligation. He may elect to pay the amount in installments. As of March 31, 2021, if no payment is made, the settlement amount will be offset against Dr. Ganswindt’s claim to disbursement of his capitalized pension entitlement. Until the time of payment or set-off, the settlement amount shall bear interest at an annual interest rate of 2 % above the base interest rate.

•

Any further current and future, known or unknown claims – irrespective of their legal ground – by the Company against Dr. Ganswindt under or in connection with the corrupt practices and illegal payments within the Siemens Group, in particular any claims based on a breach of organizational and supervisory duties with regard to the compliance organization and the observation of the rules regarding compliance and orderly payment transactions as well as any other claims of the Company against Dr. Ganswindt with regard to the facts and circumstances described in the action brought against Dr. Ganswindt, shall be settled and discharged upon payment in full made by Dr. Ganswindt.

•

Moreover, Siemens Aktiengesellschaft undertakes to indemnify Dr. Ganswindt from and against any internal claims for compensation asserted by other board members, affiliated companies and employees as well as from and against any claims asserted by certain third parties in connection with the acts of corruption. These indemnity commitments are required to ensure that the amount to be paid by Dr. Ganswindt personally remains limited to the settlement amount. In addition, the Company will indemnify Dr. Ganswindt from and against any claims asserted by the D&O insurance carriers for repayment of defense costs and on account of any violation of duties as a result of the negotiations on and/or the conclusion of the Settlement Agreement. Finally, the Company has agreed – subject to the proviso that such costs may be claimed back to the extent that this is required due to mandatory provisions under stock corporation law – to assume further legal defense costs to the extent that these costs exceed the amount set aside by the D&O insurance carriers for this purpose within the framework of the Coverage Settlement.

•

The pending action brought by Siemens Aktiengesellschaft against Dr. Ganswindt will be withdrawn within five days after the Settlement Agreement has become effective. Each party will bear its own out-of court expenses as well as half of the court costs.

For further details, reference is hereby made to the complete wording of the Settlement Agreement reproduced in the Annex to Agenda Item 7.

Legal framework for the Settlement

Pursuant to Sec. 93 (4) sentence 3 of the German Stock Corporation Act, the Company may only waive or settle compensation claims against (former) members of the Managing Board if three years have passed since the claim came into existence, if the annual shareholders’ meeting approves the decision and if no minority whose combined shares amount to at least 10% of the share capital raises an objection recorded in the minutes. This three-year period started, at the latest, upon the extensive search of the business premises of Siemens Aktiengesellschaft conducted on November 15, 2006, and thus expired, at the latest, on November 16, 2009.

The Settlement Agreement will therefore become effective if the Annual Shareholders’ Meeting approves the decision and no minority of shareholders whose combined shares amount to at least 10% of the share capital raises an objection recorded in the minutes. The approving resolution of the Annual Shareholders’ Meeting must be adopted with the simple majority of the votes cast.

Summary of recommendations

The Supervisory Board and the Managing Board are convinced that the Settlement proposed is, on the whole, favorable to Siemens Aktiengesellschaft. Even though the settlement amount originally claimed has been reduced once more from € 1 million to € 500,000, this is for the most part due to the fact that Dr. Ganswindt’s financial circumstances do not allow for a higher settlement amount. Dr. Ganswindt demonstrated in a credible manner that the amount of € 5 million claimed in the action cannot be enforced for lack of available assets. In view of the duration of the proceedings, it must also be taken into account that it is uncertain how Dr. Ganswindt’s financial position will develop. It is possible that, by the end of the proceedings, the amount available would even be significantly lower than it is today. Thus, even if the action were to be successful, it is questionable in what amount a claim would eventually be enforceable.

The Settlement Agreement will bring the proceedings against Dr. Ganswindt to an end much quicker than is to be expected if the judicial proceedings were continued, and will also result in an enforceable claim for payment. This is in line with the substantial interest of Siemens Aktiengesellschaft to finally come to terms with the legal remediation of corrupt practices. It also avoids additional procedural expenses being incurred. Siemens Aktiengesellschaft will benefit therefrom also to the extent that, under the terms of the Coverage Settlement concluded with them, the D&O insurance carriers will disburse to Siemens Aktiengesellschaft half of the funds reserved for this purpose that are not used for defense costs of former board members. In addition, the outcome of the civil proceedings is difficult to forecast. The Company’s chances of success tend to deteriorate considering the termination of the criminal proceedings against Dr. Ganswindt and the increasing difficulty of submitting evidence due to the passing of time. Overall, the Supervisory Board and the Managing Board are of the opinion that the interest of the Company to further come to terms with the legal remediation of corrupt practices by means of settlement agreements with the former board members outweighs the alternatives. The Supervisory Board and the Managing Board therefore propose to the Annual Shareholders’ Meeting to approve the Settlement Agreement to be entered into with Dr. Ganswindt.

Total number of shares and voting rights

At the time of giving Notice of Annual Shareholders’ Meeting, the Company’s common stock amounts to 881,000,000 shares of no par value entitled to attend and vote. Of these, 38,250,330 shares are held as treasury stock, from which the Company derives no rights.

Prerequisites for attending the Annual Shareholders’ Meeting and for exercising the voting rights

Notification of attendance

Only those shareholders are entitled to attend and vote at the Annual Shareholders’ Meeting who are recorded as shareholders of the Company in the Company’s stock register and who have submitted timely notification of attendance to the Annual Shareholders’ Meeting. The notification of attendance must be received by the Company no later than Wednesday, January 16, 2013.

Shareholders who are registered in the Company’s stock register may submit their notification of attendance in text form in the German or English language to Siemens AG at the following address:

Siemens Hauptversammlung 2013

c/o ADEUS Aktienregister-Service-GmbH

20636 Hamburg, Germany

Telefax: +49 (0) 89/380090592

E-mail: hv-service.siemens@adeus.de

or by using the password-protected Internet Service for the Annual Shareholders’ Meeting electronically via the Internet at

www.siemens.com/agm-service

You can obtain online access by entering your Shareholder Control Number and the related Personal Identification Number (PIN) both of which are contained in the materials sent to you. Instead of their PIN, shareholders who have registered for electronic delivery of shareholder meeting materials with an Access Password selected by them upon registration must use this Access Password. Further information on the attendance notification procedure is provided on the Attendance Notification Form (which may also be used to assign a proxy and vote by mail) sent to you together with the Notice of Annual Shareholders’ Meeting, as well as at the above-mentioned website. After timely notification of your attendance, you may use our Internet Service until the end of the general debate on the day of the Annual Shareholders’ Meeting. However, please note the modifications this year in the options for using our Internet Service to make changes following timely notification of your attendance. Detailed information can be found on the above-mentioned website.

Credit institutions, shareholders’ associations and persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG) are not entitled to vote such shares not owned by them, but recorded under their name in the Company’s stock register (commonly referred to as nominee or ”street name” registration), unless they have the shareholder’s authority.

Holders of American Depositary Receipts (ADRs) may obtain further information through Deutsche Bank Trust Company Americas, c/o AST and Trust Co, Peck Slip Station, PO Box 2050, New York, NY10272-2050, USA (phone: +1 866 706 8374, e-mail: DB@amstock.com).

Please note that, due to the historically high number of attendance notifications received for our Annual Shareholders’ Meeting, it is necessary to limit the number of admission tickets sent to shareholders to generally one ticket per shareholder. Without wishing to restrict your right to attend, we request that you notify your attendance as early as possible and only if you seriously intend to attend the Annual Shareholders’ Meeting. This will facilitate organization of the Annual Shareholders’ Meeting.

Shareholders of record or their duly appointed proxies entitled to attend the Annual Shareholders’ Meeting will be issued admission tickets and voting cards.

Free disposability of stock

A shareholder’s notification of attendance to the Annual Shareholders’ Meeting will not entail share blocking, i.e. even after having registered for attendance, shareholders remain free to dispose of their shares. The right to attend and vote is based on the shareholding evidenced by entry in the Company’s stock register as of the date of the Annual Shareholders’ Meeting. This shareholding will correspond to the number of shares registered at the end of the closing date of the notification period, since applications for registration in the Company’s stock register received from January 17, 2013 through January 23, 2013 will be processed and considered only with effect after the Annual Shareholders’ Meeting on January 23, 2013. The technical record date is therefore the end of January 16, 2013.

Proxy voting procedure

Shareholders who are registered in the Company’s stock register are entitled to appoint a proxy representative – such as a credit institution or a shareholders’ association – and to delegate to them their authority to vote their shares at the Annual Shareholders’ Meeting. Here again, timely notification of attendance must be given by the shareholder or the duly authorized proxy.

A proxy authorization, its revocation and evidence of proxy authorization vis-à-vis the Company must be provided in text form or via the above-mentioned Internet Service for the Annual Shareholders’ Meeting (by entering the Shareholder Control Number and the related Personal Identification Number (PIN) or the Access Password) if neither a credit institution nor a shareholders’ association nor persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG) are authorized. Both the assignment and evidence of a proxy authorization may be mailed to the above-mentioned address by using the Attendance Notification Form sent to shareholders together with the Notice of Annual Shareholders’ Meeting. Credit institutions, shareholders’ associations and persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act ( AktG) may stipulate different requirements with regard to their own appointment as proxies.

As a special service, we offer our shareholders, as in the past, the possibility of delegating, to employees of Siemens AG, their authority to vote their shares at the Annual Shareholders’ Meeting in accordance with their voting instructions. Again, the required authorization may be given at the above-mentioned website (by way of the Shareholder Control Number and the related Personal Identification Number (PIN) or Access Password) or by returning the forms mailed to you. Please note that these proxy representatives can only vote your shares on agenda items on which you have given voting instructions, and that they may not accept instructions on proposals of procedure prior to or during the Annual Shareholders’ Meeting. In the same way, these proxy representatives will not accept any instructions for requests to speak, to raise objections against resolutions of the Annual Shareholders’ Meeting or to ask questions or submit proposals.

Further details regarding the proxy voting procedure are provided on the Attendance Notification Form mailed to you together with the Notice of Annual Shareholders’ Meeting and at the above-mentioned website.

Please note the modifications this year in the options for using our Internet Service for the Annual Shareholders’ Meeting to make changes following timely notification of your attendance. If you have delegated authority to vote your shares to employees of Siemens AG in good time using the Internet Service, you may make changes in your voting instructions via the Internet Service until the end of the general debate on the day of the Annual Shareholders’ Meeting. Please note the information on the above-mentioned website regarding the individual change options available via the Internet Service. When using our Internet Service for the Annual Shareholders’ Meeting, please note that you can neither vote on possible counterproposals or election nominations or other proposals not brought forward prior to the Annual Shareholders’ Meeting nor give voting instructions with regard to such proposals. Likewise, no requests to speak, objections to resolutions of the Annual Shareholders’ Meeting, questions or proposals from shareholders can be accepted via the Internet Service for the Annual Shareholders’ Meeting.

Absentee voting procedure

Shareholders registered in the Company’s stock register are entitled to submit their votes by way of absentee voting (voting by mail), even without attending the Annual Shareholders’ Meeting. Only those shareholders of record are entitled to vote by mail who have submitted timely notification of attendance to the Annual Shareholders’ Meeting.

The submission of votes by way of absentee voting shall be in writing or by using electronic communication and must be received by the Company no later than Wednesday, January 16, 2013. Please use the Attendance Notification Form mailed to you together with the Notice of Annual Shareholders’ Meeting and mail it to the above-mentioned address or use our password-protected Internet Service for the Annual Shareholders’ Meeting via the above-mentioned Internet address (by entering your Shareholder Control Number and the related Personal Identification Number (PIN) or the Access Password).

Further details regarding the absentee voting procedure are provided on the Attendance Notification Form mailed to you together with the Notice of Annual Shareholders’ Meeting and at the above website.

Please note the modifications this year in the options for using our Internet Service for the Annual Shareholders’ Meeting to make changes following timely notification of your attendance. If you have voted by mail in good time using the Internet Service, you may make changes in your voting instructions via the Internet Service until the end of the general debate on the day of the Annual Shareholders’ Meeting. Please note the information on the above-mentioned website regarding the individual change options available via the Internet Service. When using our Internet Service for the Annual Shareholders’ Meeting, please note that you cannot cast absentee votes either on possible counterproposals or on election nominations or on other proposals not brought forward prior to the Annual Shareholders’ Meeting. Likewise, no requests to speak, objections to resolutions of the Annual Shareholders’ Meeting, questions or proposals from shareholders can be accepted via the Internet Service for the Annual Shareholders’ Meeting.

Authorized credit institutions, shareholders’ associations and persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG) may also take advantage of absentee voting.

Inquiries, proposals, election nominations, and information requests

(information on shareholders’ rights pursuant to Section 122 (2), Section 126 (1), Section 127, Section 131 (1) of the German Stock Corporation Act (AktG), Section 123 (2) No. 1, Section 125, and Section 64 (2) of the German Transformation Act (UmwG))

Requests for additions to the agenda pursuant to Section 122 (2) of the German Stock Corporation Act (AktG)

Shareholders whose combined shares amount to at least one-twentieth of the capital stock or a proportionate ownership of at least € 500,000 (equivalent to 166,667 shares of stock) may request that items be placed on the agenda and be published. Each new item must be accompanied by supporting information or a formal resolution proposal. The request must be submitted in writing to the Managing Board of Siemens AG and be received by the Company no later than midnight (CET) on December 23, 2012. Please use the following address to submit your respective requests:

Managing Board of Siemens AG

Wittelsbacherplatz 2

80333 Munich

Germany.

Unless made public at the same time as the Notice of Annual Shareholders’ Meeting, requests for additions to the agenda that are required to be published are published without undue delay upon receipt in the electronic German Federal Gazette (Bundesanzeiger) and submitted for publication to those media which may be presumed to distribute the information throughout the European Union. In addition, such requests are published on the Internet at www.siemens.com/agm and communicated to the shareholders.

Counterproposals and election nominations pursuant to Section 126 (1) and Section 127 of the German Stock Corporation Act (AktG)

In addition, shareholders may submit to the Company counterproposals to Managing and/or Supervisory Board proposals relating to certain agenda items and may make election nominations. All counterproposals must be accompanied by supporting information. All counterproposals, election nominations, and other inquiries by shareholders concerning the Annual Shareholders’ Meeting must be sent to:

Siemens Aktiengesellschaft

Corporate Finance

Investor Relations (CF IR)

Wittelsbacherplatz 2

80333 Munich

Germany

Telefax: +49 (0) 89/636-32830

or e-mailed to:

hv2013@siemens.com

Counterproposals and election nominations by shareholders to be made available, including the shareholder’s name and any supporting information to be made available, will be posted on the Internet at www.siemens.com/agm immediately upon their receipt. All counterproposals and election nominations relating to items on the present Agenda that are received at the above-mentioned address by midnight (CET) on January 8, 2013 will be considered. Management’s position, if any, on the counterproposals and election nominations will also be available at the above-mentioned website.

Right to obtain information pursuant to Section 131 (1) of the German Stock Corporation Act (AktG), Section 123 (2) No. 1, Section 125, and Section 64 (2) of the German Transformation Act (UmwG)

Every shareholder or shareholder representative present at the Annual Shareholders’ Meeting may request from the Managing Board information regarding the Company’s affairs, the Company’s legal and business relations with any affiliated enterprises, and the position of the Group and any enterprises included in the Consolidated Financial Statements, to the extent that such information is necessary to permit a proper evaluation of the relevant item on the agenda. In respect of Agenda item 8, every shareholder shall upon request also be provided with information at the Annual Shareholders’ Meeting on all the affairs of OSRAM Licht AG that are material to the spin-off.

Additional explanations

Additional explanations regarding shareholders’ rights pursuant to Section 122 (2), Section 126 (1), Section 127, Section 131 (1) of the German Stock Corporation Act (AktG), Section 123 (2) No. 1, Section 125, and Section 64 (2) of the German Transformation Act (UmwG) can be found on the Company’s website at www.siemens.com/agm.

Live transmission of the Annual Shareholders’ Meeting

As determined by the Chairman of the Meeting, the entire Annual Shareholders’ Meeting on January 23, 2013 will be webcast live for shareholders of Siemens AG over the Internet starting at 10:00 a.m. CET (www.siemens.com/agm-service). Shareholders of record will be able to obtain online access by entering their Shareholder Control Number and the related Personal Identification Number (PIN) specified in the materials mailed to them. Instead of their PIN, shareholders who have registered for electronic delivery of shareholder meeting materials with an Access Password selected by them upon registration must use this Access Password.

Furthermore, the speeches of the Chairman of the Supervisory Board and of the President and CEO may also be followed by other interested parties live over the Internet and will be available as a replay after the Annual Shareholders’ Meeting (go to www.siemens.com/agm). A recording of the live transmission in its entirety will not be made.

Website where information pursuant to Section 124a of the German Stock Corporation Act (AktG) is available

The Notice of Annual Shareholders’ Meeting, together with the information and explanations required by law, is also available on our website at www.siemens.com/agm, where the information pursuant to Section 124a of the German Stock Corporation Act (AktG) can also be found.

The voting results will be posted at the same website after the Annual Shareholders’ Meeting.

The Notice of Annual Shareholders’ Meeting has been submitted for publication to those media which may be presumed to distribute the information throughout the European Union.

By order of the Managing Board

Siemens Aktiengesellschaft

Annex to Agenda Item 7

Settlement Agreement

between

Siemens Aktiengesellschaft, represented by its Supervisory Board, Wittelsbacherplatz 2, 80333 Munich

– hereinafter also referred to as the “Company” –

and

Dr. Thomas Ganswindt

Preamble

1.	Dr. Ganswindt was a member of the Company’s Managing Board from December 2002 until September 2006 and a member of its Corporate Executive Committee as from October 2004. Within the Managing Board, he was initially head of ICN and, from 2004 onwards, responsible for COM and SBS. Prior thereto, Dr. Ganswindt had been, inter alia, a member of the Group Executive Management for VT (later TS) and, since 2001, chief executive of ICN. By way of a termination agreement dated September 20, 2006 (the “Termination Agreement”), Dr. Ganswindt resigned, on his own initiative, from his post as a member of the Company’s Managing Board, effective as of September 30, 2006.

2.	In November 2006, a system of slush funds existing within the Siemens Group became known to the public.

The Company is of the opinion that the members of the Corporate Executive Committee have breached their organizational and supervisory duties in connection with the system of slush funds and that the Company has suffered and is still suffering great damage as a result thereof. The Company therefore held Dr. Ganswindt liable for damages by letter of its Chairman of the Supervisory Board dated July 29, 2008. After negotiations on a settlement by way of compromise had initially failed, the Company filed an action for part of the claim (offene Teilklage) against Dr. Ganswindt with the Regional Court (Landgericht) of Munich I (case no. 5 HK O 1386/10) on January 22, 2010, claiming damages in the amount of € 5,000,000.00 plus interest as from the time the action became pending at a rate of 5 percent above the base interest rate.

Dr. Ganswindt countered the Company’s action inter alia by statement of defense dated October 29, 2010 and is of the opinion that the action is currently at least inconclusive, but in any case unfounded. Furthermore, by request to take evidence of May 28, 2010, he requested permission to inspect numerous documents which, in his opinion, the Company had denied him to inspect so far, but which he believes he is entitled to inspect. In a conciliation hearing before the Regional Court of Munich I, the presiding judge suggested that Dr. Ganswindt and the Company settle the dispute by way of compromise, saying this would be in the interests of both of the parties.

3.

Regarding the system of slush funds identified within the Siemens Group and considering his responsibility as an executive and member of the Corporate Executive Committee, Dr. Ganswindt states: “In view of the investigations conducted by the public prosecutor’s office, I am convinced that there were serious malpractices in the company, in almost all business areas. A system of slush funds has been maintained for many years – apparently tolerated also by parts of the management. For me, these business practices are unacceptable because they make any sustainable and effective economic activity impossible. I myself have thus not promoted or tolerated, or been engaged in, any of these business practices at any time. Today, however, I have come to realize that I should have done more to prevent these business practices. I should have instructed my employees even more insistently and unambiguously, making it clear that no such business practices will be tolerated. In particular, I should have addressed my employees in a direct and personal way to point out more clearly that a slush fund system is neither acceptable nor permissible under any circumstances. I believe that it is a core duty of an executive and member of the management board of a corporation to prevent any kind of violations of law and dishonest business practices, and to stop malpractices that have been identified. Irrespective of actual duties and responsibilities, I regret today that I did not always act more vigorously in this respect at the time, as this might also have prevented some of my former employees from becoming subject to criminal prosecution.”

4.	The Company’s Supervisory Board is aware that the criminal proceedings against Dr. Ganswindt were dropped by decision of the Regional Court of Munich I dated July 8, 2011. To the extent that, in the past, Dr. Ganswindt was described as having been particularly responsible for the system of slush funds, this has turned out to be incorrect.

5.	Dr. Ganswindt belongs to the group of individuals insured under a D&O insurance policy taken out by the Company as the policyholder with a total insurance sum of € 250 million, which is composed of one underlying policy in the amount of € 50 million and four excess of loss contracts in the amount of € 50 million each (the “D&O Policy”). The Company reached a settlement with Allianz Global Corporate & Specialty AG, Zürich Versicherung Aktiengesellschaft (Deutschland), ACE European Group Limited, Liberty Mutual Insurance Europe Limited and Swiss Re International SE (collectively, the “D&O Insurance Companies”) as the leading insurers of the D&O Policy on December 2, 2009 (the “Insurance Cover Settlement”). The Annual Shareholders’ Meeting approved the Insurance Cover Settlement by shareholders’ resolution of January 26, 2010. As no minority of shareholders whose combined shares amount to at least 10% of the Company’s share capital raised an objection recorded in the minutes, the Insurance Cover Settlement thus entered into effect on January 26, 2010. At the time, Dr. Ganswindt issued a statement declaring that he did not approve the Insurance Cover Settlement.

6.	Even though the D&O Insurance Companies only pay part of the insurance sum, the Company declared that it would place the former members of its corporate bodies in such position they would be in if the insurance companies had paid € 250 million towards the claim for damages to the Company, unless the former members of its corporate bodies had willfully or knowingly breached their duties. The Company is of the opinion, however, that the damage it is to be compensated for is many times higher than the insurance sum of € 250 million. The Company therefore still holds those former members of its corporate bodies with whom it has so far not reached a settlement, i.e., Mr. Ganswindt and Mr. Neubürger, liable for damages even after the D&O Policy has been fully utilized. Dr. Ganswindt is contesting the Company’s opinion in this respect, too.

7.	In the interest of both Parties, the Company and Dr. Ganswindt wish to avoid longlasting disputes regarding the matter at issue and any claims under or in connection with the system of slush funds, and wish to reach a final and amicable solution, both on the merits and in terms of amount, irrespective of the amount of the payments made by the D&O Insurance Companies and other former members of the Company’s corporate bodies.

Now therefore, to reach a final and comprehensive settlement of the dispute, the Parties agree as follows:

§ 1

Payment by the Member of the Managing Board

(1)	Dr. Ganswindt agrees to make a payment to the Company in accordance with the provisions in paragraphs (2) to (4). He makes this payment without acknowledgement of any legal obligation. In particular, the payment does not constitute any acknowledgement of an obligation to pay damages or any acknowledgement of the breaches of duty of which the Company accused Dr. Ganswindt, and is made without prejudice as regards fault.

(2)	The payment to be made amounts to € 500,000 (in words: five hundred thousand euros) (hereinafter also referred to as the “Settlement Amount”). The Settlement Amount shall be owed irrespective of the amount of the payments made by any other former members of the Company’s corporate bodies or by the D&O Insurance Companies.

(3)	The Settlement Amount shall be due and payable within 30 (thirty) days after the settlement has entered into effect. Interest shall accrue on the Settlement Amount as from the due date at an annual interest rate of 2 % above the base interest rate.

(4)	Should Dr. Ganswindt fail to pay the Settlement Amount within the period set forth in paragraph (3) sentence 1, he shall pay the Settlement Amount, plus any interest accrued thereon pursuant to paragraph (3) sentence 2, in accordance with the following provisions:

a)	Dr. Ganswindt has a vested entitlement under the Company’s occupational pension scheme, entitling him to receive an old-age pension as from the age of sixty (starting on December 1, 2020) which is composed of Siemens’s contribution-based pension scheme (Beitragsorientierte Siemens Altersversorgung, “BSAV”) and an individual pension commitment. Dr. Ganswindt has the right to transform his entitlement, in whole or in part, into a payment of capital.

b)	Dr. Ganswindt hereby exercises the option described under lit. a) by choosing, at the first date as of which a payment of capital is possible (i.e., March 31, 2021), a payment of capital which corresponds, after any statutory deductions, to the amount required in order to pay the Settlement Amount plus any interest accrued thereon until the time of disbursement of the capital (i.e., March 31, 2021). Regarding any excess amounts remaining thereafter, Dr. Ganswindt is free to exercise his option, independent of any previous agreements, in accordance with the rules applicable at Siemens.

c)	The Company will set off its claim for payment of the Settlement Amount (plus interest thereon) against the claim for payment of capital set forth under lit. b) after any statutory deductions, i.e., against the resulting net amount.

d)	Dr. Ganswindt hereby consents to such set-off. He also agrees that a separate declaration of the set-off by the Company shall not be required.

e)	The above provisions pursuant to lit. b) to d) shall apply mutatis mutandis to any widow’s and survivors’ pensions and in case of disability. If a disbursement of capital is not possible in these cases, the Settlement Amount shall be set off against the pension payments due each month.

f)	If the Settlement Amount cannot be paid in full by Dr. Ganswindt in accordance with the above provisions, the Settlement Amount shall remain in existence and due and payable to the extent that it has not been paid.

g)	Notwithstanding the above provisions, Dr. Ganswindt shall have the right to pay any remainder of the Settlement Amount, in whole or in part, to the Company at any time. In all other respects, any claims that Dr. Ganswindt has against the Company for payments under the occupational pension scheme shall remain unaffected.

(5)	Any further current and future, known or unknown claims – irrespective of their legal ground – by the Company against Dr. Ganswindt under or in connection with the corrupt practices and illegal payments within the Siemens Group, in particular any claims based on a breach of organizational and supervisory duties with regard to the compliance organization and the observation of the rules regarding compliance and orderly payment transactions as well as any other claims of the Company against Dr. Ganswindt with regard to the facts and circumstances described in the action brought by the Company against Dr. Ganswindt before the Regional Court of Munich I, shall be settled and discharged upon payment in full by Dr. Ganswindt.

§ 2

D&O Policy

(1)	The payments already made and still to be made by the D&O Insurance Companies shall be determined on the basis of the insurance contract and the Insurance Cover Settlement agreed between the Company and the D&O Insurance Companies.

(2)	Pursuant to the terms of the Insurance Cover Settlement, the insurance companies will only try to recover any defense costs from Dr. Ganswindt if it should be established by way of a final and binding judgment by a court that, for the purposes of the D&O Policy, Dr. Ganswindt willfully or knowingly breached his duties in connection with the corrupt practices. For defense costs that are incurred for a defense against third-party claims after the Insurance Cover Settlement has entered into effect, Dr. Ganswindt will still be granted insurance cover by the insurance companies on the aforementioned conditions in accordance with the Insurance Cover Settlement out of the provision created in this respect in the amount of € 10 million. Should this provision have been fully utilized, the Company will indemnify Dr. Ganswindt against any costs incurred for a defense against any third-party claims exceeding such amount; however, unless the further indemnity under § 3 (1) hereof applies, this shall be subject to the proviso that such costs may be claimed back to the extent that this is required due to mandatory provisions under stock corporation law.

(3)	Dr. Ganswindt hereby consents to the terms of the Insurance Cover Settlement. Above and beyond this, Dr. Ganswindt waives, as a precautionary measure, any claims against the Company arising from or in connection with the conclusion of the Insurance Cover Settlement by the Company.

§ 3

Indemnity, Counterclaims

(1)	The Company indemnifies Dr. Ganswindt from and against all and

a)	any claims which other – including former – members of the Company’s corporate bodies or employees of the Company or any affiliates of the Company may have against Dr. Ganswindt as a result of, or in connection with, the corrupt practices within the Siemens Group,

b)	any claims arising from or in connection with the corrupt practices within the Siemens Group that may be asserted by shareholders of the Company against Dr. Ganswindt in Germany or abroad,

c)	any claims of affiliates of the Company and customers or competitors of the Siemens Group against Dr. Ganswindt arising from or in connection with the corrupt practices in the Siemens Group,

d)	any claims of the D&O Insurance Companies against Dr. Ganswindt on account of any alleged violation of duties as a result of the negotiations on and/or the conclusion of this settlement,

e)	any claims for reimbursement of defense costs that may be made by the D&O Insurance Companies against Dr. Ganswindt, and

f)	any costs of legal advice and legal defense in proceedings that have been or will be brought against Dr. Ganswindt by foreign and/or domestic authorities in connection with the corrupt practices within the Siemens Group, subject to the proviso that such costs may be claimed back to the extent that this is required due to mandatory provisions under stock corporation law, and that such costs are not covered pursuant to § 2 (2) hereof.

(2)	Dr. Ganswindt will notify the Company immediately and in writing of each claim by third parties covered by paragraph (1) and of each announcement of any such claim. Dr. Ganswindt undertakes not to issue any waiver or enter into any settlement or other binding agreement regarding any such claim without the approval of the Company. The Company is entitled to take any measures that are legally permitted to defend or otherwise settle a claim on behalf of Dr. Ganswindt, taking due account of his interests. To the extent possible, the Company will inform Dr. Ganswindt in advance of any intended measures in writing or in text form. Dr. Ganswindt will support the Company in defending or settling any claims.

(3)	Dr. Ganswindt will assert any claims arising from or in connection with the corrupt practices within the Siemens Group he may have against third parties (in particular other – including former – members of the Company’s corporate bodies or employees of the Company) only with the approval of the Company. The Company will not refuse its approval if Dr. Ganswindt asserts any such claims exclusively for the purposes of legal defense in proceedings in which he is the defendant. Dr. Ganswindt undertakes not to serve any third-party notice (Streitverkündung) on former or current members of the Company’s corporate bodies or former or current employees of the Company or to file counterclaims (Widerklagen) (against third parties) which are directed against these persons or the Company.

(4)	Unless otherwise provided for herein, Dr. Ganswindt hereby waives, as a precautionary measure, any and all claims against the Company based on payments, expenses, costs, damage or loss incurred or made by him in connection with the corrupt practices within the Siemens Group. If the Company has borne or reimbursed any such payments, expenses, costs, damage or loss up to the effective date hereof, Dr. Ganswindt shall be under no obligation to repay them.

§ 4

Effective Date

(1)	The Company undertakes to put this Settlement Agreement to the vote in the Annual Shareholders’ Meeting of the Company scheduled for January 23, 2013. The Settlement Agreement shall take effect (condition precedent) when it is approved by the Annual Shareholders’ Meeting of the Company and no minority whose combined shares amount to at least 10% of the Company’s share capital raises an objection which is recorded in the minutes (Sec. 93 (4) sentence 3 of the German Stock Corporation Act (Aktiengesetz)). The condition precedent will be considered not to be met if it has not been fulfilled by January 31, 2013.

(2)	The effectiveness of this Settlement Agreement does not depend on the effectiveness of the Insurance Cover Settlement reached with the D&O Insurance Companies or the effectiveness of the settlement agreements with other former members of the Company’s corporate bodies.

(3)	As from the signing and until the effective date hereof, the Parties will treat each other – in accordance with § 4 (1) hereof – as if the Settlement Agreement had been entered into effectively.

§ 5

Withdrawal of Claim, Costs

(1)	The Company undertakes to withdraw the claim pending with the Regional Court of Munich I (case no. 5 HK O 1386/10) within five days of this settlement becoming effective. Dr. Ganswindt consents to the withdrawal of claim. The Parties waive any application pursuant to Sec. 269 (3) and (4) of the German Code of Civil Procedure (Zivilprozessordnung).

(2)	The Company and Dr. Ganswindt each bear the out-of-court costs incurred by them in the proceedings referred to in § 5 (1). Each Party will bear half of the court costs. To the extent that Dr. Ganswindt is obliged, as a result thereof, to bear court costs which have already been advanced by the Company, Dr. Ganswindt shall be obliged to reimburse the corresponding amount upon written request by the Company, but no earlier than five days after the withdrawal of claim.

§ 6

Publication

(1)	The Company undertakes to publish, in the next report to be published on legal disputes of the Company, the fact that the criminal proceedings brought against Dr. Ganswindt before the Regional Court of Munich I, case no. 4 KLs 403 Js 36999/08, have been dropped by decision of the Regional Court of Munich I of July 8, 2011, as well as the fact that this settlement has been agreed upon and the related withdrawal by the Company of the claim pending with the Regional Court of Munich I, case no. 5 HK O 1386/10, both in German and in English.

(2)	After signing this Settlement Agreement, the Parties will publish the press release attached hereto as Annex 1. The Parties undertake to refrain from answering any inquiries regarding this Settlement Agreement in a way that the wording or spirit of the response purports that the conclusion of this Settlement Agreement is a sign of a missing reasonable justification of the legal position taken by the Company or that the conclusion of the Settlement Agreement is an admission of guilt by Dr. Ganswindt.

§ 7

Miscellaneous

(1)	After the conclusion of this Agreement in relation to claims arising from the corrupt practices and illegal payments within the Siemens Group, neither Party will issue, either directly or indirectly, any negative public judgments about the other Party, including in any official or court proceedings at home or abroad, and in particular refrain from attributing any responsibility or guilt to the other Party.

(2)	No side agreements exist to this Agreement. This Agreement may be amended only until the resolution of the Annual Shareholders’ Meeting on the approval of the settlement has been adopted, and any such amendment – including of this clause requiring written form – must be made in writing.

(3)	All disputes arising from or in connection with this Agreement shall be governed by German law. Place of performance and exclusive place of jurisdiction shall be Munich, to the extent permitted by law.

(4)	If any of the provisions hereof are or become invalid or impracticable, in whole or in part, or if it becomes evident when implementing this Agreement that this Agreement lacks an intended provision, this shall not affect the validity of the remainder hereof. The invalid, impracticable or missing provision shall be replaced by an appropriate and legally valid provision which, in economic terms, comes as close as possible to what the Parties intended or would have intended if they had considered the invalidity, impracticability or omission.

Annex 1

Siemens AG vs. Dr. Ganswindt

Aligned Press-Statement according to Section 6 No. 2 of the Settlement Agreement

“Siemens and Dr. Thomas Ganswindt agreed on a settlement

Siemens AG reached a settlement with its former board member Dr. Thomas Ganswindt. The settlement is subject to the approval of the annual shareholders’ meeting of Siemens AG on January 23, 2013. The settlement will terminate the pending litigation proceeding between Siemens AG and Dr. Thomas Ganswindt filed with the District Court of Munich. The details on the content of the settlement will be announced with the Notice of Annual Shareholders’ Meeting in December 2012.

Background:

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board on December 2, 2009. The settlement relates to potential claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also approved a settlement agreement between the Company and its D&O insurers regarding claims in connection with the D&O insurance of up to €100 million. On January 25, 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Dr. Thomas Ganswindt and Heinz-Joachim Neubürger.”

This version of the Notice of Annual Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For purposes of interpretation, the German text shall be authoritative and final.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 7, 2012		/s/ DR. WERNER SCHICK
	Name:	Dr. Werner Schick
	Title:	Chief Counsel - Corporate/Capital Markets

/s/ DR. TANJA KOEHLER
	Name:	Dr. Tanja Koehler
	Title:	Senior Counsel - Corporate/Capital Markets